Filed Pursuant to Rule 424(b)(2)
Registration No. 333-299029
Prospectus Supplement
(To Prospectus dated September 21, 2026)
$1,000,000,000

DICK’S Sporting Goods, Inc.
$400,000,000 6.200% Senior Notes due 2036
$600,000,000 6.900% Senior Notes due 2056
DICK’S Sporting Goods, Inc. (the “Company”) is offering $400,000,000 aggregate principal amount of 6.200% Senior Notes due 2036 (the “2036 Notes”) and $600,000,000 aggregate principal amount of 6.900% Senior Notes due 2056 (the “2056 Notes”). Unless otherwise specified or the context otherwise requires, the 2036 Notes and the 2056 Notes are referred to collectively as the “notes.”
The 2036 Notes will mature on September 25, 2036 and will bear interest at a fixed rate of 6.200% per annum. The 2056 Notes will mature on September 25, 2056 and will bear interest at a fixed rate of 6.900% per annum. Interest on the notes will be paid semi-annually in arrears on March 25 and September 25 of each year, beginning on March 25, 2027.
The Company may redeem either series of notes, at its option, in whole or in part, at any time and from time to time at the redemption prices that are discussed under the heading “Description of Notes—Optional Redemption.”
We expect to use the net proceeds from the offering of the notes for general corporate purposes.
The notes will be the Company’s unsecured, unsubordinated obligations and will rank equally in right of payment with all of the Company’s existing and future unsecured and unsubordinated debt and other obligations, including the Existing Senior Notes (as defined below) and the Revolving Credit Facility (as defined below).

Investing in the notes involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement. You should also consider the risk factors described in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Price to Public(1)	Underwriting Discounts	Proceeds to the Company (Before Expenses)(1)
Per 2036 Note	99.853%	0.650%	99.203%
Total	$399,412,000	$2,600,000	$396,812,000
Per 2056 Note	99.962%	0.875%	99.087%
Total	$599,772,000	$5,250,000	$594,522,000

(1)	Plus accrued interest from September 25, 2026, if settlement occurs after that date.
Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
We do not intend to list the notes on any national securities exchange or to have the notes quoted on any automated dealer quotation system. The notes are new securities, and currently, there is no public market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes.
The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company (“DTC”) for the accounts of its participants, including Clearstream Banking S.A., and Euroclear Bank S.A./N.V., against payment in New York, New York on or about September 25, 2026, which will be the third business day following the date of this prospectus supplement (such settlement being referred to as T+3). Under Rule 15c6-1 under the Exchange Act (as defined below), trades in the secondary market are generally required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade such notes more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of such notes who wish to trade notes prior to the date of delivery should consult their advisors.
Joint Book-Running Managers

BofA Securities	Wells Fargo Securities	PNC Capital Markets LLC

US Bancorp	Goldman Sachs & Co. LLC

Senior Co-Managers

TD Securities	Truist Securities	Capital One Securities

Co-Managers

Citizens Capital Markets	HSBC

The date of this prospectus supplement is September 22, 2026.

PROSPECTUS
S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. You should read the entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described in the section entitled “Where You Can Find More Information” in this prospectus supplement.
We have not, and the Trustee and the underwriters have not, authorized any person to provide you with any information other than that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and any free writing prospectus prepared by or on behalf of us. We, the Trustee and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the Trustee and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference is accurate only as of the respective dates of those documents in which the information is contained. Our business, financial condition, results of operations, and prospects may have changed since those dates.
Unless otherwise specified herein, references to “DICK’S Sporting Goods,” “we,” “us,” and “our” in this prospectus supplement and the accompanying prospectus are to DICK’S Sporting Goods, Inc. and its consolidated subsidiaries, as the context requires. References to “the Company” in this prospectus supplement are only to DICK’S Sporting Goods, Inc. and are not to its consolidated subsidiaries.
S-ii

SUMMARY
This summary highlights selected information from this prospectus supplement, the accompanying prospectus or the documents incorporated by reference and should be read together with the information contained in other parts of this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer for a more complete understanding of this offering. You should read “Risk Factors” beginning on page S-7 of this prospectus supplement for more information about important risks that you should consider before buying the notes to be issued in connection with this offering.
DICK’S Sporting Goods, Inc.
DICK’S Sporting Goods, Inc., a Delaware corporation, is a leading global sports retailer offering an extensive assortment of authentic, high-quality sports equipment, apparel, footwear and accessories. Our banners include DICK’S Sporting Goods, Golf Galaxy, Public Lands and Going Going Gone! stores in addition to the experiential retail concepts DICK’S House of Sport and Golf Galaxy Performance Center which are all located across the United States. Additionally, as owner and operator of Foot Locker, which includes Foot Locker, Kids Foot Locker, Champs Sports, WSS and atmos banners, we serve the global sneaker community across North America, Europe, Asia and Australia, plus a licensed store presence in Europe, the Middle East and Asia. We also own and operate GameChanger, a youth sports mobile platform for live streaming, scheduling, communications and scorekeeping.
We were founded in 1948 in New York under the name Dick’s Clothing and Sporting Goods, Inc. when Richard “Dick” Stack, the father of Edward W. Stack, our Executive Chairman, opened his original bait and tackle store in Binghamton, New York. Edward W. Stack joined his father’s business full-time in 1977 and in 1984 became President and Chief Executive Officer of the then two-store chain. In April 1999, we changed our name to DICK’S Sporting Goods, Inc.
Our executive office is located at 345 Court Street, Coraopolis, Pennsylvania 15108 and our phone number is (724) 273-3400. Our website is located at dicks.com. The website address is provided as an inactive textual reference only. The information provided on, or accessible through, our Internet website is not part of this prospectus supplement and, therefore, is not incorporated herein by reference. We include on the investor relations portion of our website, free of charge, copies of our Annual and Quarterly Reports on Forms 10-K and 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after their submission. See “Where You Can Find More Information.”
Non-GAAP Financial Measures
In addition to reporting the Company’s financial results in accordance with generally accepted accounting principles (“GAAP”), the Company also reports certain non-GAAP financial measures. These non-GAAP financial measures include non-GAAP gross margin, non-GAAP operating income, non-GAAP operating margin, non-GAAP effective tax rate, non-GAAP net income, non-GAAP earnings per diluted share, net capital expenditures and free cash flow. Management believes these non-GAAP financial measures provide investors with meaningful supplemental information to assist in evaluating the Company’s ongoing operations and comparing results across reporting periods.
Management further believes that excluding non-cash changes in the fair value of deferred compensation plan investments – which fluctuate with market performance and are offset within other income – enhances investors’ understanding of underlying trends in selling, general and administrative expenses. The Company also uses these non-GAAP financial measures internally for budgeting, forecasting and assessing operating performance. These non-GAAP financial measures should be considered in addition to, and not as a substitute for, the Company’s GAAP financial results. Because the methods used by the Company to calculate its non-GAAP measures may differ from those used by other companies, the non-GAAP measures presented herein may not be comparable to similarly titled measures of other companies.

LTM Non-GAAP Operating Income

(in thousands)	52 Weeks Ended January 31, 2026	26 Weeks Ended August 2, 2025	26 Weeks Ended August 1, 2026	LTM August 1, 2026
Net Sales	$17,215,120	$6,821,293	$10,751,319	$21,145,146
GAAP basis operating income	$1,095,909	$818,302	$891,406	$1,169,013
% of Net Sales	6.37%	12.00%	8.29%	5.53%
Deferred compensation plan adjustments(1)	24,821	9,031	11,802	27,592
Foot Locker acquisition-related costs(2)	382,118	8,028	125,809	499,899
Litigation and other settlements(3)	—	—	(174,464)	(174,464)
Tariff refunds(4)	—	—	(38,137)	(38,137)
Store operating model redesign(5)	—	—	15,349	15,349
Asset impairment charge(6)	13,375	—	—	13,375
Non-GAAP operating income	$1,516,223	$835,361	$831,765	$1,512,627
% of Net Sales	8.81%	12.25%	7.74%	7.15%

(1)	Includes non-cash changes in fair value of employee deferred compensation plan investments held in rabbi trusts.
(2)
Last twelve months Foot Locker acquisition-related charges of $499.9 million included $258.3 million to write down and liquidate inventory from the Company’s review of the Foot Locker Business and merger and integration costs of $241.6 million, which includes severance and other employee-related costs, store closing charges, legal and regulatory fees, professional services, and other costs related to the Foot Locker acquisition.

(3)
Represents $150.0 million in income received, net of legal fees, as a result of settlement on credit and debit card interchange fees and $24.5 million of income received from a landlord for early lease termination of a store location.

(4)	Includes IEEPA tariff refunds received attributable to tariff costs incurred in the prior year.
(5)	Includes severance, training and other costs incurred in redesigning our store operating model for the DICK’S Business to better serve our athletes.
(6)	Represents non-cash asset write-down following the abandonment of a technology service contract.
Non-GAAP Operating Income

	Fiscal Year
(in thousands)	2022	2023	2024	2025
Net Sales	$12,368,198	$12,984,399	$13,442,849	$17,215,120
GAAP basis operating income	$1,463,019	$1,282,365	$1,473,932	$1,095,909
% of Net Sales	11.83%	9.88%	10.96%	6.37%
Deferred compensation plan adjustments(1)	(14,609)	13,960	23,637	24,821
Field & Stream exit charges(2)	30,080	—	—	—
Business optimization charges(3)	—	84,813	—	—
Foot Locker acquisition-related costs(4)	—	—	—	382,118
Asset impairment charge(5)	—	—	—	13,375
Non-GAAP operating income	$1,478,490	$1,381,138	$1,497,569	$1,516,223
% of Net Sales	11.95%	10.64%	11.14%	8.81%

(1)	Included non-cash changes in fair value of employee deferred compensation plan investments held in rabbi trusts.
(2)
Field & Stream exit charges of $30.1 million included $28.5 million of non-cash impairments of store assets, $0.8 million of severance and a $0.7 million inventory write-down related to our closure of 12 Field & Stream stores in the fourth quarter of fiscal 2022.

(3)	Included $46.1 million of non-cash impairments of store and intangible assets, $26.7 million of severance-related costs and a $12.0 million write-down of inventory.
(4)
Foot Locker acquisition-related charges of $382.1 million included $217.9 million to write down and liquidate inventory and merger and integration costs of $164.2 million, which includes legal and regulatory fees, other professional services and other costs related to the Foot Locker acquisition.

(5)	Represents non-cash asset write-down following the abandonment of a technology service contract.

FCF and Net Capex

	Fiscal Year
(in thousands)	2022	2023	2024	2025
Net cash provided by operating activities	$921,881	$1,527,335	$1,311,835	$1,537,343
Gross capital expenditures	(364,075)	(587,426)	(802,565)	(1,137,176)
Free cash flow	$557,806	$939,909	$509,270	$400,167

	52 Weeks Ended January 31, 2026	26 Weeks Ended August 2, 2025	26 Weeks Ended August 1, 2026	LTM August 1, 2026
Net cash provided by operating activities	$1,537,343	$735,641	$792,274	$1,593,976
Gross capital expenditures	(1,137,176)	(526,076)	(743,470)	(1,354,570)
Free cash flow	$400,167	$209,565	$48,804	$239,406

	Fiscal Year
	2022	2023	2024	2025
Gross capital expenditures	$(364,075)	$(587,426)	$(802,565)	$(1,137,176)
Construction allowances provided by landlords	36,100	67,061	76,287	161,659
Net capital expenditures	$(327,975)	$(520,365)	$(726,278)	$(975,517)

	52 Weeks Ended January 31, 2026	26 Weeks Ended August 2, 2025	26 Weeks Ended August 1, 2026	LTM August 1, 2026
Gross capital expenditures	$(1,137,176)	$(526,076)	$(743,470)	$(1,354,570)
Construction allowances provided by landlords	161,659	70,583	129,263	220,339
Net capital expenditures	$(975,517)	$(455,493)	$(614,207)	$(1,134,231)

The Offering
The summary below describes some of the principal terms of the notes. Some of the terms and conditions described below are subject to important limitations and exceptions. As used in this section, the terms the “Company,” “we,” “us” or “our” refer only to DICK’S Sporting Goods, Inc. and not to any subsidiaries of DICK’S Sporting Goods, Inc. For a more complete description of the terms of the notes, see the section entitled “Description of Notes.”
Issuer
DICK’S Sporting Goods, Inc.
Securities Offered
$400 million aggregate principal amount of 6.200% Senior Notes due 2036.
$600 million aggregate principal amount of 6.900% Senior Notes due 2056.
Maturity Dates
September 25, 2036 for the 2036 Notes.
September 25, 2056 for the 2056 Notes.
Interest Rate
6.200% per year for the 2036 Notes.
6.900% per year for the 2056 Notes.
Interest Payment Dates
Semi-annually in arrears on March 25 and September 25 of each year, beginning on March 25, 2027.
Ranking
The notes will be the Company’s unsecured, unsubordinated obligations and will:

 •
rank senior in right of payment to all of the Company’s existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the notes;

 •
rank equally in right of payment to all of the Company’s existing and future unsecured and unsubordinated debt and other obligations, including the Revolving Credit Facility and the Existing Senior Notes;

 •
be effectively subordinated to all of the Company’s existing and future secured debt to the extent of the value of the assets securing such debt; and

 •
be structurally subordinated to all existing and future debt and other obligations of the Company’s subsidiaries.
Use of Proceeds
We estimate the net proceeds to us from the sale of the notes will be approximately $988 million, after deducting underwriting discounts and estimated offering expenses payable by us.
We expect to use the net proceeds from the offering of the notes for general corporate purposes, which may include but are not limited to financing our operations, repayment of debt, repurchases of shares of our common stock and future business acquisitions. See “Use of Proceeds.”

Optional Redemption
Prior to the Applicable Par Call Date (as defined below), the Company may redeem either series of notes, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest thereon, if any, to, but excluding, the redemption date:

 1.
the sum of the present values of the Remaining Scheduled Payments (as defined below in “Description of Notes—Certain Definitions”) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below in “Description of Notes—Optional Redemption”) plus 20 basis points, in the case of the 2036 Notes and 25 basis points, in the case of the 2056 Notes, and

 2.
100% of the principal amount of the notes to be redeemed.
On or after the Applicable Par Call Date, the Company may redeem either series of notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes of such series being redeemed plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.
“Applicable Par Call Date” means, with respect to the 2036 Notes, June 25, 2036 (the date that is three months before the maturity date of the 2036 Notes) and, with respect to the 2056 Notes, March 25, 2056 (the date that is six months before the maturity date of the 2056 Notes). See “Description of Notes—Optional Redemption.”
Change of Control
If a Change of Control Triggering Event (as defined below in “Description of Notes—Certain Definitions”) occurs with respect to the notes of either series (subject to certain important exceptions), the Company will be required to make an offer to each holder of the applicable notes of such series to repurchase all or any part in an integral multiple of $1,000 of their notes (provided that no note will be purchased in part if the remaining principal amount of such note would be less than $2,000), at a purchase price in cash equal to 101% of the aggregate principal amount of the notes subject to such offer plus any accrued and unpaid interest, if any, on the notes repurchased to, but excluding, the date of purchase.
Certain Covenants
The indenture will contain certain covenants that will, among other things, restrict the Company’s and certain of its subsidiaries’ ability to incur certain indebtedness secured by liens on certain assets and the ability of the

Company to consolidate or merge with or into another person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its property or assets to another person. These covenants are subject to a number of important exceptions and qualifications. For further information, see “Description of Notes” and “Risk Factors.”
No Limitation on Incurrence of New Debt
Except as described under “Description of Notes,” the indenture will not limit the amount of indebtedness the Company or its subsidiaries may issue or incur under the indenture or otherwise.
No Public Market
The notes of each series are a new issue of securities with no established trading market. We do not intend to list the notes on any national securities exchange or to have the notes quoted on any automated dealer quotation system. The underwriters have advised us that they presently intend to make a market in the notes, but they are not obligated to do so and may discontinue any market-making at any time without notice to, or the consent of, holders of the notes. An active trading market for the notes may not develop or continue, which would adversely affect the market price and liquidity for the notes.
Risk Factors
An investment in the notes involves various risks, and prospective investors should carefully consider the matters discussed in the section entitled “Risk Factors” in this prospectus supplement, as well as the other risks described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, before making a decision to invest in the notes. See “Where You Can Find More Information.”
Trustee
U.S. Bank Trust Company, National Association.
Governing Law
State of New York.

RISK FACTORS
Our business is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included below and incorporated by reference in this prospectus supplement and the accompanying prospectus, including the risk factors incorporated by reference from our most recent Annual Report on Form 10-K and our most recent Quarterly Report on Form 10-Q under the caption “Item 1A. Risk Factors” and the other information contained in this prospectus supplement or accompanying prospectus or incorporated by reference herein, as updated by our subsequent filings under the Securities Exchange Act of 1934 (the “Exchange Act”). See “Where You Can Find More Information.”
Risks Relating to the Notes and the Offering
The negative covenants in the indenture that governs the notes may have a limited effect.
The indenture under which the notes will be issued will not limit the amount of indebtedness that the Company and its subsidiaries may incur. Our incurrence of additional debt may have important consequences for you as a holder of the notes, including making it more difficult for the Company to satisfy its obligations with respect to the notes, a loss in the market value of your notes and a risk that the credit rating of the notes is lowered or withdrawn.
Furthermore, the indenture for the notes will not, among other things:
•	limit our ability to engage in sale/leaseback transactions;
•	require us to maintain any specified financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity;
•	restrict our ability to repurchase or prepay any of our other indebtedness; or
•	restrict our ability to make investments or to repurchase or pay dividends to or make other payments in respect of our common stock or other securities ranking junior to the notes.
In addition, the limitation on liens covenant with respect to stock of subsidiaries contains exceptions that will allow the Company to grant liens under certain circumstances without equally and ratably securing the notes.
The terms of the indenture and the notes will provide only limited protection against significant corporate events that could adversely impact your investment in the notes. While the indenture and the notes will contain terms intended to provide protection to the holders of the notes upon the occurrence of certain events involving significant corporate transactions, such terms will be limited and may not be sufficient to protect your investment in the notes. A variety of transactions (such as certain mergers, acquisitions of us by a public company, acquisitions of other companies by us or recapitalizations) that could affect the value of your notes may not trigger a “Change of Control Triggering Event” (as defined in “Description of Notes—Change of Control”). If we were to enter into a significant corporate transaction that would negatively affect the value of the notes but would not constitute a Change of Control Triggering Event, the Company would not be required to offer to repurchase your notes prior to their maturity.
The notes will be unsecured, unsubordinated obligations of the Company.
The notes will be the Company’s unsecured, unsubordinated obligations and will (i) rank senior in right of payment to all of the Company’s existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the notes, (ii) rank equally in right of payment with all of the Company’s existing and future unsecured and unsubordinated debt and other obligations, including any borrowings under the Company’s existing $2.0 billion revolving credit facility (“the Revolving Credit Facility”) and the Company’s 4.00% senior notes due 2029, 3.15% senior notes due 2032 and 4.10% senior notes due 2052 (collectively, the “Existing Senior Notes”), (iii) be effectively subordinated to all of the Company’s existing and future secured debt to the extent of the value of the assets securing such debt and (iv) be structurally subordinated to all of the existing and future debt and other obligations of the Company’s subsidiaries.
The indenture will restrict the ability of the Company and certain of its subsidiaries to incur debt secured by voting stock of certain subsidiaries; however, this covenant will be subject to a number of important exceptions and qualifications. If the Company incurs any secured debt or other secured obligations, the assets securing such debt and obligations will be subject to prior claims by secured creditors. In the event of the Company’s bankruptcy, liquidation, reorganization or other winding up, any assets of the Company that secure debt will be available to pay obligations on the notes only after all debt secured by those assets has been repaid in full. Holders of the notes will participate in the remaining assets of the Company ratably with all of the Company’s unsecured, unsubordinated creditors, including trade creditors.
As of August 1, 2026, pro forma for the notes offered hereby, the Company would have had approximately $13.5 billion of unsecured, unsubordinated indebtedness outstanding (including approximately $6.1 billion of operating leases) and no secured indebtedness outstanding.
In addition, if the Company incurs any additional debt that ranks equally in right of payment with the notes, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of the Company. This may have the effect of reducing the amount of proceeds paid to you.
In addition to the notes offered hereby, the Company has significant outstanding and unused borrowing capacity under its Revolving Credit Facility and may incur additional debt in the future. The terms of the Company’s Revolving Credit Facility and Existing Senior Notes restrict, and the indenture governing the Existing Senior Notes and the notes will restrict, and the terms of any future indebtedness may restrict, certain activities of the Company and its subsidiaries.
The Revolving Credit Facility provides for $2 billion of revolving credit commitments. The availability of revolving loans and letters of credit thereunder is subject to the satisfaction (or waiver) of certain conditions.
The Revolving Credit Facility imposes, the terms of the Company’s Existing Senior Notes impose and the indenture governing the notes will impose, restrictions on the Company and certain of its subsidiaries, including certain restrictions customary for financings of these types that limit the ability of the Company and its subsidiaries to incur liens, limit the ability of the Company to make certain fundamental changes and, in the case of the Revolving Credit Facility, limit the ability of certain of the Company’s subsidiaries to incur indebtedness. In addition, the Revolving Credit Facility requires the Company to comply with a maximum consolidated total leverage ratio. The ability of the Company to comply with such restrictions and covenants may be affected by events beyond the Company’s control. If the Company breaches any of these restrictions or covenants and does not obtain a waiver from the lenders or holders, as applicable, then, subject to the applicable cure periods and conditions, any outstanding indebtedness under the Revolving Credit Facility or in respect of the Existing Senior Notes, as applicable, could be declared immediately due and payable.
The Company may incur significantly more indebtedness in the future by drawing under the Revolving Credit Facility or otherwise.
The notes are the unsecured obligations of the Company and not the obligations of its subsidiaries and will be structurally subordinated to the obligations of the Company’s subsidiaries.
The notes are neither obligations of, nor guaranteed by, the Company’s subsidiaries, and therefore the notes will be structurally subordinated to all of the existing and future debt and other obligations of the Company’s subsidiaries. The indenture will not restrict our subsidiaries’ ability to incur indebtedness or other obligations. The Company’s subsidiaries are under no obligation to provide the Company with funds for its payment obligations, whether by dividends, distributions, loans or other payments. In the event of a bankruptcy, liquidation, or similar proceeding of a subsidiary, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to us. As of August 1, 2026, pro forma for the notes offered hereby, the subsidiaries of the Company had approximately $3.9 billion of outstanding liabilities, including trade payables and deferred revenue, but excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet of such subsidiaries in accordance with generally accepted accounting principles in the United States of America.
The liens covenant in the indenture will include many important exceptions.
Exceptions to the limitation on liens covenant would allow the Company and its subsidiaries to borrow substantial additional amounts, and to grant liens or security interests in connection with those borrowings on all of their assets other than the voting stock of certain subsidiaries.

We will have substantial debt obligations that could restrict our operations and prevent the Company from fulfilling its obligations under the notes.
As of August 1, 2026, pro forma for the notes offered hereby, the Company would have had approximately $13.5 billion of unsecured, unsubordinated indebtedness outstanding (including approximately $6.1 billion of operating leases) and no secured indebtedness outstanding. See “Capitalization.”
We may also incur additional indebtedness in the future. Our substantial indebtedness could have adverse consequences, including:
•	making it more difficult for us to satisfy our financial obligations, including the Company’s obligations with respect to the notes;
•	increasing our vulnerability to adverse economic, regulatory and industry conditions, and placing us at a disadvantage compared to our competitors that are less leveraged;
•	limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•	limiting our ability to borrow additional funds for working capital, capital expenditures, acquisitions and general corporate or other purposes; and
•	exposing us to greater interest rate risk to the extent that the interest rate on the applicable borrowings is variable.
Our debt service obligations will require us to use a portion of our operating cash flow to pay interest and principal on indebtedness instead of for other corporate purposes, including funding the future expansion of our business and ongoing capital expenditures, which could impede our growth. If our operating cash flow and capital resources are insufficient to service our debt obligations, including the notes, we may be forced to sell assets, seek additional equity or debt financing or restructure our debt, which could harm our long-term business prospects. Our failure to comply with the terms of any existing or future indebtedness could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt, including the notes.
Our ability to make payments on, and to refinance, our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond our control.
Our business may not generate sufficient cash flow from operations, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control, and we may not have available to us future borrowings in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. In these circumstances, we may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:
•	our financial condition at the time;
•	restriction in the agreements governing our indebtedness, including the indenture; and
•	the condition of the financial markets and the industry in which we operate.
As a result, we may not be able to refinance any of our indebtedness, including the notes, on commercially reasonable terms or at all. Without this financing, we could be forced to sell assets to make up for any shortfall in our payment obligations under unfavorable circumstances. In addition, we may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations, including our obligations under the notes.
The Company may not have sufficient funds to purchase the notes upon a Change of Control Triggering Event.
Holders of the notes of either series may require us to purchase their notes upon a Change of Control Triggering Event as described under “Description of Notes—Change of Control.” We cannot assure you that the Company will have sufficient financial resources, or will be able to arrange sufficient financing on satisfactory terms or at all, to pay the purchase price of the notes, particularly if a change of control event triggers a similar repurchase requirement for, or results in the acceleration of, our other then-existing debt. Further, the Company’s ability to purchase the notes may be limited by law. The Company’s failure to purchase the notes as required under the indenture would result in an event of default under the indenture, which could have material adverse consequences for us and the holders of the notes. In order to avoid the obligations to purchase the notes, the Existing Senior Notes and events of default and potential breaches of the credit agreement, dated June 6, 2025, we may have to avoid certain change of control transactions that would otherwise be beneficial to us. See “Description of Notes—Change of Control.”
In addition, some important corporate events, such as leveraged recapitalizations, may not, under the indenture, constitute a “change of control” that could require us to purchase the notes of either series upon a Change of Control Triggering Event, even though those corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings or the value of the notes.
The market prices of the notes may be volatile.
The market prices of the notes will depend on many factors that may vary over time, some of which are beyond our control, including:
•	our financial performance;
•	the amount of indebtedness we have outstanding;
•	market interest rates;
•	the market for similar securities;
•	competition;
•	the size and liquidity of the markets for the notes; and
•	general economic conditions.
In particular, all else equal, rising prevailing interest rates should be expected to result in a decrease in the market price of the notes.
As a result of these factors, you may only be able to sell your notes at prices below those you believe to be appropriate, including prices below the price you paid for them.
The Company’s credit ratings may not reflect all risks of your investment in the notes.
The credit ratings assigned to the notes are limited in scope and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of a rating may be obtained from the rating agency. There can be no assurance that credit ratings will remain in effect or that a rating will not be lowered, suspended or withdrawn by the rating agency if, in the rating agency’s judgment, circumstances so warrant. Agency credit ratings are not a recommendation to buy, sell or hold any security. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in the Company’s credit ratings, including any announcement that our ratings are under review for a downgrade, could affect the market value of the notes and increase our corporate borrowing costs.
Any decline in the Company’s corporate credit ratings or the rating of the notes could adversely affect the value of the notes.
Any decline in the ratings of the Company’s corporate credit or the notes or any indications from the rating agencies that their ratings on our corporate credit or the notes are under surveillance or review with possible negative implications could adversely affect the value of the notes. Any future ratings downgrade or an indication from the rating agencies that the Company’s ratings are under surveillance or review could adversely affect our ability to access capital and the value of the notes.
There may be no active trading market for the notes, and, if one develops, it may not be liquid.
The notes of each series will constitute a new issue of securities for which there is no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. Trading markets for the notes may not develop, or if markets for the notes were to develop, the notes may trade at a discount from their original offering prices, depending upon many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition. There can be no assurance as to the development or liquidity of any market for the notes, the ability of the holders to sell their notes or the prices at which the holders would be able to sell their notes.
Redemption may adversely affect your return on the notes.
The Company has the right to redeem either series of notes on the terms set forth in this prospectus supplement. The Company may redeem such notes of a series at times when prevailing interest rates may be relatively low. Accordingly, you may not be able to reinvest the amount received upon a redemption in a comparable security at an effective interest rate as high as that of the notes of such series being redeemed.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
We caution that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this prospectus supplement, the accompanying prospectus and any documents incorporated by reference therein or made by our management involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond our control. Accordingly, our future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Investors should not place undue reliance on forward-looking statements as a prediction of actual results. These statements can be identified as those that may predict, forecast, indicate or imply future results, performance or advancements and by forward-looking words such as “believe,” “anticipate,” “expect,” “estimate,” “predict,” “intend,” “plan,” “project,” “goal,” “will,” “will be,” “will continue,” “will result,” “could,” “may,” “might” or any variations of such words or other words with similar meanings. Forward-looking statements include statements regarding, among other things, the benefits of our acquisition of Foot Locker, Inc., a leading footwear and apparel retailer, our 2026 outlook and other future financial and operating results and our plans, statements regarding perceived momentum and trends in the sports industry in the United States, objectives, expectations, intentions, growth strategies and culture and other statements that are not historical facts.
The following factors, among others, in some cases have affected, and in the future, could affect our financial performance and actual results, and could cause actual results to differ materially from those expressed or implied in any forward-looking statements included in the prospectus supplement, the accompanying prospectus and any documents incorporated by reference therein or otherwise made by our management:
•	our expectations regarding our comparable sales and earnings per share;
•
macroeconomic conditions, including inflationary pressures and elevated interest rates changes in consumer income and confidence, perception of global economic conditions, geopolitical conflicts and tensions, the threat or outbreak of further conflicts, war, terrorism or public unrest, and wage and unemployment levels;

•	intense competition in the sporting goods and retail industries, including competition for talent and the level of competitive promotional activity and technological innovation;
•
our dependence on consumer discretionary spending and ability to predict or effectively react to changes in consumer demand, preferences, fashion, cultural trends, lifestyle changes or shopping patterns;

•
our vertical brand offerings, including brand strategy and marketing, improved space in-store, expanding product categories, product safety and labeling, product liability and recalls, and specialty concept stores;

•
our investments in omni-channel growth, DICK’S Media Network, the integration of the Foot Locker Business or other business transformation initiatives may not produce the anticipated benefits within the expected time frame or at all;

•	our customer experiences and associated costs, innovation, liability, and competition associated with our specialty concept stores and vertical brands;
•	our ability to protect the reputation of our Company and our brands;
•	short-term impacts of our strategic plans and initiatives, or such plans and initiatives not achieving the desired results within the anticipated time frame or at all;
•	our ability to successfully grow our DICK’S House of Sport, DICK’S Field House and Golf Galaxy Performance Center stores and execute our overall real estate strategy for DICK’S and Foot Locker;
•	our brick-and-mortar retail stores, integration with our online presence and omni-channel shopping experience;
•	product cost and availability fluctuations due to a variety of factors;
•	risks and costs inherent with international operations, including the ability of the Foot Locker Business to expand its market share in international markets;

•	disruptions to our Customer Support Center and/or our global distribution and fulfillment networks and our ability to optimize our global distribution and fulfillment networks;
•	unauthorized use or disclosure of sensitive or confidential customer employee, vendor or Company information;
•
disruptions, delays, downtime or other problems with our information systems, including our eCommerce platform and GameChanger, caused by high volumes, design or implementation deficiencies, or platform enhancements as well as associated disruptions to our operations;

•	our ability to attract, train, engage and retain key employees, to implement effective succession planning strategies, and to adequately respond to teammate organizing efforts;
•	the impact of wage increases and other labor costs on our financial results;
•	weather-related risks and seasonal influences resulting from the overall seasonality of certain categories of our business;
•	our issuance of quarterly cash dividends and our share repurchases pursuant to our share repurchase programs, if any;
•	organized retail crime and our ability to effectively control expenses, manage inventory levels and protect against inventory shrink;
•	our ability to meet market expectations and the historical and possible future impacts on the price of our common stock;
•	the influence and control of the holders of our Class B common stock, whose interests may differ from those of our other stockholders;
•	our charter’s current anti-takeover provisions, which could prevent or delay a change in control of the Company;
•	our dependence on key suppliers, distributors and manufacturers to provide sufficient quantities of quality products in a timely fashion;
•	vendors selling their products directly to consumers through broadened or alternative distribution channels;
•	potential impacts from changes in corporate tax rates or other changes in applicable tax laws, regulations, and treaties and their interpretation and application;
•	risks and costs relating to changing global laws, rules, regulations, interpretations and other guidance affecting our business;
•	product safety and labeling concerns;
•	compliance and litigation risks for which we may not have sufficient insurance or other coverage;
•	our ability to secure and protect our intellectual property and defend claims of intellectual property infringement, including with respect to our vertical brands;
•	the effects of the performance of professional sports teams within our core regions of operations and other factors relating to professional sports leagues and key athletes;
•	the impact of evolving environmental, social and governance standards, regulatory requirements, stakeholder expectations and related political and social dynamics;
•
risks related to the acquisition of Foot Locker, including effective integration of the Foot Locker business, and our pursuit of other strategic alliances, acquisitions or investments, that may involve certain timing and cost considerations, the potential failure to produce anticipated results, or inability to successfully integrate;

•	obligations and other provisions related to our indebtedness, including our senior notes due 2029, 2032 and 2052;

•	changes in the value or liquidity of the securities and other investments we hold and risks associated with our limited degree of control over certain strategic minority investments;
•	the sufficiency of our cash flow;
•	projections of our future profitability;
•	the availability of adequate capital; and
•	our future results of operations and financial condition.
Additional risk factors are described in more detail in the risk factors set forth in the Company’s filings with the SEC, including the most recent Annual Report filed with the SEC for the year ended January 31, 2026, filed on March 27, 2026, our Quarterly Report filed with the SEC for the quarterly period ended August 1, 2026, filed on September 3, 2026, and in this prospectus supplement in the section entitled “Risk Factors.” In addition, we operate in a highly competitive and rapidly changing environment; therefore, new risk factors can arise, and it is not possible for management to predict all such risk factors, nor to assess the impact of all such risk factors on our business or the extent to which any individual risk factor, or combination of risk factors, may cause results to differ materially from those contained in any forward-looking statement. The forward-looking statements included in this prospectus supplement are made as of the date hereof. We do not assume any obligation and do not intend to update or revise any forward-looking statements whether as a result of new information, future developments or otherwise, except as may be required by securities laws.

USE OF PROCEEDS
We estimate the net proceeds to us from the sale of the notes will be approximately $988 million, after deducting underwriting discounts and estimated offering expenses payable by us.
We expect to use the net proceeds from the offering of the notes for general corporate purposes, which may include but are not limited to financing our operations, repayment of debt, repurchases of shares of our common stock and future business acquisitions.

CAPITALIZATION
The following table sets forth, as of August 1, 2026, our consolidated cash and cash equivalents and capitalization (i) on an actual basis and (ii) as adjusted to give effect only to the issuance of the notes offered hereby, assuming the proceeds are held in cash and cash equivalents. You should read the table together with our consolidated financial statements and the notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of August 1, 2026
	Actual	As Adjusted
(in thousands)	(unaudited)	(unaudited)
Cash and cash equivalents	$913,736	$1,902,155
Short-term liabilities:
Commercial Paper	—	—
Long-term liabilities:
Revolving Credit Facility due 2030	—	—
4.00% senior notes due 2029(1)	386,445	386,445
3.15% senior notes due 2032(2)	745,127	745,127
4.10% senior notes due 2052(3)	740,587	740,587
Notes offered hereby:
6.200% senior notes due 2036(4)	—	395,600
6.900% senior notes due 2056(4)	—	592,800
Long-term financing lease obligations	34,189	34,189
Long-term operating lease liabilities	5,085,984	5,085,984
Deferred income taxes	287,872	287,872
Other long-term liabilities(5)	310,271	310,271
Total long-term liabilities	7,590,475	8,578,875
Stockholders’ equity:
Total stockholders’ equity	5,725,722	5,725,722
Total capitalization(6)	$13,316,197	$14,304,597

(1)	Reflects carrying value in respect of $400.0 million aggregate principal amount issued and outstanding.
(2)	Reflects carrying value in respect of $750.0 million aggregate principal amount issued and outstanding.
(3)	Reflects carrying value in respect of $750.0 million aggregate principal amount issued and outstanding.
(4)	Amounts of indebtedness reflected in this table reflect the aggregate principal amount thereof less unamortized debt issuance costs and debt discount.
(5)
We have non-qualified deferred compensation plans for highly compensated employees whose contributions are limited under qualified defined contribution plans. Amounts contributed and deferred under the deferred compensation plans are credited or charged with the performance of investment options offered under the plans and elected by the participants. In the event of bankruptcy, the assets of these plans are available to satisfy the claims of general creditors. We measure our deferred compensation plan assets held in trust at fair value on a recurring basis using ASC 820 Level 1 inputs. Such assets consist of investments in various mutual funds made by eligible individuals as part of the deferred compensation plans. As of August 1, 2026, the fair value of the deferred compensation plans was $195.4 million as determined by quoted prices in active markets.

(6)	Defined as total long-term liabilities plus total stockholders’ equity (excluding current liabilities).

DESCRIPTION OF NOTES
The following description of the particular terms of the notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions described under the caption “Description of Debt Securities” in the accompanying prospectus. In this part of this prospectus supplement, all references to “DICK’S Sporting Goods,” “the Company,” “we,” “us,” “our” or similar references refer to DICK’S Sporting Goods, Inc. and not to any of its subsidiaries.
General
DICK’S Sporting Goods will issue $400,000,000 aggregate principal amount of 6.200% Senior Notes due 2036 (the “2036 Notes”) and $600,000,000 aggregate principal amount of 6.900% Senior Notes due 2056 (the “2056 Notes”) under the Indenture (the “base indenture”), between DICK’S Sporting Goods and U.S. Bank Trust Company, National Association, as trustee (as successor in interest to U.S. Bank National Association) (the “Trustee”), dated as of January 14, 2022, as supplemented by a supplemental indenture to be entered into between DICK’S Sporting Goods and the Trustee (together with the base indenture, the “indenture”) dated as of the date of issuance of the notes. The base indenture has been filed as an exhibit to the registration statement of which this prospectus supplement forms a part. Unless otherwise specified or the context otherwise requires, the 2036 Notes and the 2056 Notes are referred to collectively as the “notes.”
The indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended (the “TIA”). The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the TIA.
The following is a summary of the material terms and provisions of the notes and the indenture. However, this summary does not purport to be a complete description of the notes or the indenture and is subject to the detailed provisions of, and qualified in its entirety by reference to, the indenture. We urge you to read the indenture carefully because it, and not the following description, will govern your rights as a holder of the notes.
The notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes initially will be represented by one or more global certificates deposited with The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. The registered holder of a note will be treated as the owner of such note for all purposes of the indenture. We expect that payments of principal, premium, if any, and interest to owners of beneficial interests in global notes will be made in accordance with the procedures of DTC and its participants in effect from time to time. DTC will act as the depositary for the global notes. See “Book-Entry; Delivery and Form.”
The indenture will not limit the amount of indebtedness that we or our subsidiaries may incur. The indenture will provide only limited protection against significant corporate events that could adversely affect your investment in the notes. The notes will not be entitled to the benefit of any sinking fund provisions.
Maturity, Interest, Form and Denomination
The 2036 Notes are being issued in an original aggregate principal amount of $400,000,000. The 2036 Notes will mature on September 25, 2036 and will bear interest at the rate of 6.200% per annum. We will pay interest on the 2036 Notes semi-annually, in arrears, on March 25 and September 25 of each year beginning on March 25, 2027, to holders of record of the notes on the preceding March 10 and September 10, respectively.
The 2056 Notes are being issued in an original aggregate principal amount of $600,000,000. The 2056 Notes will mature on September 25, 2056 and will bear interest at the rate of 6.900% per annum. We will pay interest on the 2056 Notes semi-annually, in arrears, on March 25 and September 25 of each year beginning on March 25, 2027, to holders of record of the notes on the preceding March 10 and September 10, respectively.
If an interest payment date with respect to the 2036 Notes or the 2056 Notes falls on a day that is not a business day, interest will be payable on the next succeeding business day with the same force and effect as if made on such interest payment date and no interest shall accrue in respect of the delay. Interest on the 2036 Notes and the 2056 Notes will accrue from September 25, 2026, and will be calculated on the basis of a 360-day year of twelve 30-day months.

Further Issuances of the Notes
We may, from time to time, without the consent of the existing holders of the notes, issue additional notes of either series under the indenture having the same terms as the notes of such series offered hereby in all respects, except for the issue date, the issue price, the initial interest payment date, and the initial date of interest accrual. Any such additional notes (the “Additional Notes”) will be consolidated with and form a single series with the notes of such series offered hereby for all purposes of the indenture. If the Additional Notes are not fungible with the notes of such series offered hereby for U.S. federal income tax purposes, the Additional Notes will have a different CUSIP number.
Ranking
The notes will be our unsecured, unsubordinated obligations and will:
•	rank senior in right of payment to our existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the notes;
•	rank equally in right of payment to all of our existing and future unsecured and unsubordinated debt and other obligations, including the Revolving Credit Facility and the Existing Senior Notes;
•	be effectively subordinated to all of our existing and future secured debt, to the extent of the value of the assets securing such debt; and
•	be structurally subordinated to all existing and future debt and other obligations of our subsidiaries.
As of August 1, 2026, pro forma for the notes offered hereby, the Company would have had approximately $13.5 billion of unsecured, unsubordinated indebtedness outstanding (including approximately $6.1 billion of operating leases) and no secured indebtedness outstanding.
Optional Redemption
Prior to (i) in the case of the 2036 Notes, June 25, 2036 (the date that is three months before the maturity date of the 2036 Notes) and (ii) in the case of the 2056 Notes, March 25, 2056 (the date that is six months before the maturity date of the 2056 Notes) (the applicable date with respect to each such series of notes, the “Applicable Par Call Date”), we may redeem either series of notes, at our option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:
(1)
the sum of the present values of the Remaining Scheduled Payments discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus (x) in the case of the 2036 Notes, 20 basis points and (y) in the case of the 2056 Notes, 25 basis points, and

(2)	100% of the principal amount of the notes of such series to be redeemed, plus, in either case, accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.
On or after the Applicable Par Call Date, we may redeem either series of notes, at our option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes of such series to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.
“Treasury Rate” means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.
The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Applicable Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Applicable Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.
If on the third business day preceding the redemption date H.15 is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Applicable Par Call Date, as applicable. If there is no United States Treasury security maturing on the Applicable Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Applicable Par Call Date, one with a maturity date preceding the Applicable Par Call Date and one with a maturity date following the Applicable Par Call Date, the Company shall select the United States Treasury security with a maturity date preceding the Applicable Par Call Date. If there are two or more United States Treasury securities maturing on the Applicable Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.
Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.
Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.
Any notice of redemption may be given prior to the redemption thereof, and any such notice of redemption may, at our discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an equity offering, other financing or other corporate transaction. If a redemption is subject to satisfaction of one or more conditions precedent, the notice of redemption may be rescinded in the event that any or all of the conditions shall not have been satisfied on or prior to the redemption date. Any notice of redemption may provide that payment of the redemption price and our obligations with respect to the redemption may be performed by another Person. Upon our written request, delivered no fewer than five business days (or such shorter time as may be acceptable to the Trustee) prior to the date such notice of redemption is to be given to each holder of notes, the Trustee shall give the notice of redemption in our name and at our expense.
If money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed is deposited with the Trustee on or before the redemption date, on and after the redemption date interest will cease to accrue on the notes (or such portions thereof) called for redemption and such notes will cease to be outstanding.
In the case of a partial redemption, selection of the notes for redemption will be made pro rata, by lot or by such other method as the Trustee (or the depository, as applicable) in its sole discretion deems appropriate and fair. No notes of a principal amount of $2,000 or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note. For so long as the notes are held by DTC (or another depositary), the redemption of the notes shall be done in accordance with the policies and procedures of the depositary.

We will not be required to issue, register the transfer of or exchange the notes of either series during a period beginning at the opening of business 15 days before any delivery of a notice of a redemption for the notes of such series and ending at the close of business on the day of such delivery or register the transfer of or exchange the notes of such series, or portion of the notes, selected for redemption, except the unredeemed portion of the notes of such series being redeemed in part.
Change of Control
If a Change of Control Triggering Event occurs with respect to the notes of either series, unless we have exercised our right to redeem the notes of such series as described above or have exercised our option to satisfy and discharge the indenture with respect to the notes of such series as set forth below, holders of notes of such series will have the right to require us to repurchase all or any part in an integral multiple of $1,000 of their notes (provided that no note will be purchased in part if the remaining principal amount of such note would be less than $2,000) pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes subject to such offer plus accrued and unpaid interest, if any, on the notes repurchased, to, but excluding, the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, or, at our option, prior to any Change of Control, but after the public announcement of the Change of Control, we will be required to mail or otherwise deliver a notice to holders of notes subject to such offer describing the transaction or transactions that constitute or may constitute the Change of Control Triggering Event and offering to repurchase such notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed or otherwise delivered (the “Change of Control Payment Date”), pursuant to the procedures required by the indenture and described in such notice. The notice shall, if mailed or otherwise delivered prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Triggering Event occurring on or prior to the payment date specified in the notice. We must comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes of either series as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, we will only be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the indenture by virtue of such conflicts.
On the Change of Control Payment Date, we will be required, to the extent lawful, to:
•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;
•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and
•	deliver or cause to be delivered to the Trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased.
The paying agent will promptly deliver to each holder of notes properly tendered the applicable Change of Control Payment for the notes, and the Trustee will promptly authenticate and deliver (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided that each new note will be in a minimum principal amount of $2,000 or an integral multiple of $1,000.
We will not be required to make an offer to repurchase the notes upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.
In addition, the Company’s obligation to repurchase the notes of either series upon a Change of Control Triggering Event may be waived by the holders of not less than a majority of the outstanding notes of such series affected by such waiver.
If holders of not less than 90% in aggregate principal amount of the notes of either series validly tender and do not withdraw such notes in an offer to repurchase the notes of such series in connection with a Change of

Control Triggering Event and we purchase all of the notes of such series validly tendered and not withdrawn by such holders, we will have the right, upon not less than 10 nor more than 60 days’ prior written notice to the holders of notes of such series and the Trustee, given not more than 30 days following the Change of Control Payment Date, to redeem all notes of such series that remain outstanding following such purchase at a redemption price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date.
The change of control repurchase event feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The change of control repurchase event feature is a result of negotiations between us and the underwriters. We have no present intention to engage in a transaction involving a change of control, although it is possible that we could decide to do so in the future.
The definition of Change of Control includes the occurrence of a direct or indirect sale, transfer, conveyance or other disposition (other than by way of a merger or consolidation) in one or a series of related transactions of “all or substantially all” of the properties or assets of DICK’S Sporting Goods and its Subsidiaries taken as a whole. See “—Certain Definitions—Change of Control.” Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require DICK’S Sporting Goods to repurchase its notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of DICK’S Sporting Goods and its Subsidiaries taken as a whole to another Person or group may be uncertain.
Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control under the indenture, but that could increase the amount of indebtedness of the Company or its Subsidiaries outstanding at such time or otherwise affect the capital structure of the Company or its Subsidiaries or the credit ratings of the notes. Restrictions on our ability to incur liens and merge, consolidate or sell assets are contained in the covenants as described under “—Limitation on Liens” and “—Limitation on Mergers and Sales of Assets.” Except for the limitations contained in such covenants and the covenant relating to repurchases upon the occurrence of a Change of Control Triggering Event, however, the indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.
We may not have sufficient funds to repurchase all the notes upon a Change of Control Triggering Event. In addition, even if we have sufficient funds, we may be prohibited from repurchasing the notes under the terms of our other debt instruments outstanding at such time. Further, a Change of Control may constitute an event of default under one or more of our debt instruments outstanding from time to time. See “Risk Factors—Risks Relating to the notes and the Offering—The Issuer may not have sufficient funds to purchase the notes upon a change of control triggering event.”
Limitations on Liens
The indenture will provide that we will not, and will not permit any Significant Subsidiary to, incur, issue, assume or guarantee any indebtedness for money borrowed if such indebtedness is secured by a pledge of, lien on or security interest in any shares of Voting Stock of any Significant Subsidiary, whether such Voting Stock is now owned or is hereafter acquired, without providing that the notes shall be secured equally and ratably with, or (at the Company’s option) prior to, such secured indebtedness, so long as such indebtedness shall be so secured.
The foregoing limitation shall not apply to indebtedness (1) secured by a pledge of, lien on or security interest in any shares of Voting Stock of any entity at the time it becomes a Significant Subsidiary, (2) of a Subsidiary owed to us or indebtedness of a Subsidiary owed to another Subsidiary, (3) existing on the date of initial issuance of the notes, (4) in a principal amount that, together with all other indebtedness for money borrowed of us and our Subsidiaries similarly secured by liens on shares of Voting Stock pursuant to this clause (4), does not exceed, as of the date of incurrence, issuance, assumption or guarantee, the greater of (a) 15% of Consolidated Net Tangible Assets, calculated at the time such indebtedness is incurred, issued, assumed or guaranteed, and (b) $1,950,000,000 and (5) incurred for the sole purpose of extending, renewing, replacing or refinancing indebtedness secured by any lien referred to in the foregoing clauses (1) to (4) or any successive extension, renewal, replacement or refinancing of such indebtedness; provided, however, that the principal amount of indebtedness secured by that lien, pledge or security interest shall not exceed the principal amount of indebtedness so secured at the time of such extension, renewal, replacement or refinancing, plus any accrued interest, if any, on the indebtedness being extended, renewed, replaced or refinanced, plus amounts necessary to pay any fees and expenses, including premiums relating to such extension, renewal, replacement or refinancing.
Limitations on Mergers and Sales of Assets
The indenture will provide that the Company will not, directly or indirectly: (a) consolidate or merge with or into another Person (whether or not the Company is the surviving Person) or (b) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets owned by the Company and its Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:
•
we shall be the continuing entity, or the resulting, surviving or transferee Person shall be a corporation, partnership, limited liability company, trust or other entity organized and validly existing under the laws of the United States, any state thereof or the District of Columbia, and such successor Person (if not us) shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all of our obligations under the notes and the indenture;

•	immediately after such transaction, no Default or Event of Default exists; and
•
we shall deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with the indenture and that all conditions precedent therein provided relating to such transaction have been complied with.

This covenant will not apply to:
•
a merger between us and an affiliate organized under the laws of the United States, any state thereof or the District of Columbia solely for the purpose of reincorporating us in another jurisdiction; or

•	any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among us and our Subsidiaries.
Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of the Company in a transaction that is subject to, and that complies with the provisions of this covenant, the successor Person formed by such consolidation or into or with which the Company is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of the indenture referring to the “Company” shall refer instead to the successor Person and not to the Company), and may exercise every right and power of, the Company under the indenture with the same effect as if such successor Person had been named as the Company under the indenture and, except in the case of a lease, the Company shall be automatically released and discharged from all obligations and covenants under the indenture and the notes.
Reports
The indenture will provide that the Company shall file with the Trustee and the Commission, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant to such Act; provided that any such information, documents or reports required to be filed with the Commission pursuant to Section 13 or 15(d) of the Exchange Act shall be filed with the Trustee within 15 days after the same is so required to be filed with the Commission. The Company will be deemed to have complied with the obligations described in the immediately previous sentence to the extent that the information, documents and reports are filed with the Commission via EDGAR (or any successor electronic delivery procedure) and posted on the Company’s website or otherwise publicly available.
Delivery of the reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including our compliance with any of our covenants under the indenture as to which the Trustee is entitled to rely conclusively on an officers’ certificate. The Trustee shall have no liability or responsibility for the filing, timeliness or content of such reports. The Trustee shall have no duty to review or analyze reports, information or documents to ensure compliance with any provision of the indenture or to ascertain the correctness or otherwise of the information or statements contained therein.

Events of Default
The indenture provides that each of the following will constitute an “Event of Default” with respect to the notes of either series:
(1)	default in the payment of any interest with respect to the notes of such series when it becomes due and payable, and continuance of such default for a period of 30 days;
(2)	default in payment of the principal of, or premium, if any, with respect to the notes of such series when due;
(3)
default, for 90 days after receipt of written notice given by the Trustee or the holders of not less than 25% in principal amount of the notes of such series then outstanding under the indenture, in the performance or breach of any covenant in the indenture for the benefit of the holders of the notes of such series (other than a default referred to in clauses (1) and (2) above); and

(4)	certain events of bankruptcy or insolvency involving the Company as provided in the indenture.
If an Event of Default should occur and be continuing with respect to the notes of either series, either the Trustee or the holders of more than 25% of the aggregate principal amount of the notes of such series may declare the notes of such series due and payable. Holders of a majority in aggregate principal amount of the notes of a series then outstanding will be entitled to control certain actions of the Trustee under the indenture and to waive past Defaults with respect to the notes of such series and rescind acceleration and its consequences with respect to the notes of such series; provided that such rescission would not conflict with any judgment of a court of competent jurisdiction. In the case of an Event of Default with respect to the notes of a series resulting from certain events of bankruptcy or insolvency, the principal of, and accrued and unpaid interest on, all outstanding notes of such series will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of notes of such series. Subject to the provisions of the indenture relating to the duties of the Trustee, the Trustee will not be under any obligation to exercise any of the rights or powers vested in it by the indenture at the request, order or direction of any of the holders of notes of a series, unless one or more of such holders of notes of such series shall have offered to the Trustee reasonable security or indemnity.
If an Event of Default occurs and is continuing, any sums held or received by the Trustee under the indenture may be applied to reimburse the Trustee for its reasonable compensation and expenses incurred prior to any payments to holders of notes.
The right of any holder of notes of either series to institute an action for any remedy (except such holder’s right to enforce payment of the principal of, and premium, if any, and interest on such holder’s note when due) will be subject to certain conditions precedent, including a written notice to the Trustee by such holder of the occurrence of one or more Events of Default, a request to the Trustee by the holders of more than 25% of the aggregate principal amount of the notes of such series then outstanding to take action, an offer satisfactory to the Trustee of security and indemnity against liabilities incurred by it in so doing, the failure of the Trustee to comply with such request within 90 days after receipt thereof and the offer of security and indemnity and holders of a majority in principal amount of the total outstanding notes of such series have not given the Trustee a direction inconsistent with such request within such 90-day period.
Satisfaction and Discharge
The indenture will be discharged and will cease to be of further effect as to the notes of a series, and the Trustee, at the expense of the Company, shall execute instruments reasonably requested by the Company acknowledging such satisfaction and discharge of the indenture with respect to the notes of such series, when:
(a)	either:
(i)
all of the notes of such series that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes of such series for whose payment money has theretofore been deposited in trust and thereafter repaid to us, have been delivered to the Trustee for cancellation; or

(ii)
all of the notes of such series that have not been delivered to the Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise or will become due and payable within one year or have been called for redemption pursuant to the provisions described under “—Optional Redemption,” and we have irrevocably deposited or caused to be deposited with the

Trustee as funds in trust solely for the benefit of the holders of such notes, cash in U.S. dollars, non-callable U.S. government securities or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on such notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption, as the case may be; provided that for any such redemption conducted pursuant to the first paragraph above under “— Optional Redemption,” the amount deposited shall be sufficient for purposes of the indenture to the extent that the amount deposited with the Trustee is calculated as required by such paragraph using the Treasury Rate as of the date of the notice of redemption, with any deficit as of the redemption date (any such amount, the “Make-whole Deficit”) only required to be deposited with the Trustee on or prior to the redemption date. Any Make-whole Deficit will be set forth in an officers’ certificate delivered to the Trustee simultaneously with the deposit of such Make-whole Deficit that confirms that such Make-whole Deficit will be applied toward such redemption;
(b)
no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit or the grant of any lien securing such borrowing or any similar and simultaneous deposit relating to other indebtedness and, in each case, the granting of liens in connection therewith);

(c)	we have paid or caused to be paid all sums payable by us under the indenture with respect to such series of notes; and
(d)	we have delivered irrevocable instructions to the Trustee for such notes to apply the deposited money toward the payment of such notes at maturity or on the redemption date, as the case may be.
Legal Defeasance and Covenant Defeasance
We may, at our option and at any time, elect to have our obligations discharged with respect to the outstanding notes of a series (“Legal Defeasance”). Legal Defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by the notes of such series, and the indenture shall cease to be of further effect as to all outstanding notes of such series except as to:
(a)
rights of holders of outstanding notes of such series, as applicable, to receive payments in respect of the principal of and interest, if any, on such notes, as applicable, when such payments are due solely out of the trust funds referred to below;

(b)
our obligations with respect to the notes of such series concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes, and the maintenance of an office or agency for payment and money for security payments held in trust;

(c)	the rights, powers, trusts, duties and immunities of the Trustee for the notes of such series under the indenture, and our obligations in connection therewith; and
(d)	the Legal Defeasance provisions of the indenture.
In addition, we may, at our option and at any time, elect to have our obligations released with respect to substantially all of the covenants under the indenture, except as described otherwise in the indenture (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes of such series. In the event Covenant Defeasance occurs, certain Events of Default (not including those described in clause (4) under the heading “Events of Default” above) will no longer constitute an Event of Default with respect to the notes of such series. We may exercise our Legal Defeasance option regardless of whether we have previously exercised Covenant Defeasance.
In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the notes of a series:
(a)
we must irrevocably deposit with the Trustee, as trust funds, in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable U.S. government securities or a combination thereof, in such amounts as will be sufficient in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, premium, if any, and interest on, the notes of such series on the stated date for payment thereof or on the maturity date or on the applicable redemption date, as the case may be, and we must specify whether the notes of such series are being defeased to such stated date for payment or to the maturity date or to a particular redemption date; provided that if on the date of the deposit, the interest payable to, but excluding, or any premium payable on, the stated maturity or redemption date cannot be calculated, the amount deposited shall be sufficient to the extent that an amount is deposited with the Trustee equal to the interest payable to, but excluding, or the premium payable on, the stated maturity or the redemption date calculated as of the date of the deposit, with any deficit on the stated maturity or redemption date, as applicable (any such amount, the “Applicable Deficit”), only required to be deposited with the Trustee on or prior to the stated maturity or redemption date, as applicable; provided, further, that any Applicable Deficit shall be set forth in an officers’ certificate delivered to the Trustee simultaneously with the deposit of the Applicable Deficit that confirms that the Applicable Deficit shall be applied to the interest or other amounts payable at the stated maturity or on the redemption date, as applicable;
(b)	in the case of Legal Defeasance, we shall have delivered to the Trustee an opinion of counsel confirming that:
(i)	we have received from, or there has been published by, the Internal Revenue Service (“IRS”) a ruling; or
(ii)	since the Issue Date, there has been a change in the applicable U.S. federal income tax law;
in either case to the effect that, and based thereon such opinion of counsel shall confirm that, subject to customary assumptions and exclusions, the holders and beneficial owners of the notes of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;
(c)
in the case of Covenant Defeasance, we shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the holders and beneficial owners of the notes of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d)
no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit or the grant of any lien securing such borrowing or any similar and simultaneous deposit relating to other indebtedness and, in each case, the granting of liens in connection therewith);

(e)
we shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by us with the intent of preferring the holders of notes of such series over our other creditors or with the intent of defeating, hindering, delaying or defrauding any of our creditors; and

(f)
we shall have delivered to the Trustee an officers’ certificate and an opinion of counsel (which opinion of counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent relating to the Legal Defeasance or Covenant Defeasance have been complied with.

Modification of the Indenture
The indenture contains provisions permitting us and the Trustee, without the consent of the holders of the notes of either series, to, among other things, issue Additional Notes under the indenture, comply with the terms of the TIA, make changes that are not adverse to the holders of notes of such series and add guarantors with respect to the notes of such series by one or more supplemental indentures and, with the consent of the holders of not less than a majority in aggregate principal amount of the notes of such series at the time outstanding affected by the modification, to modify the indenture or any supplemental indenture or the rights of the holders of the notes of such series, provided that no such modification, without the consent of each holder of the notes of such series affected by such modification, will:
•	change the amount of notes of such series whose holders must consent to an amendment, supplement or waiver;
•	reduce the rate of or extend the time for payment of interest (including default interest) on the notes of such series;

•	reduce the principal or change the stated maturity of the notes of such series;
•
waive a continuing Default or Event of Default in the payment of the principal of or interest, if any, on the notes of such series (except a rescission of acceleration of the notes of such series by the holders of at least a majority in principal amount of the notes of such series outstanding and a waiver of the payment default that resulted from such acceleration);

•	make the principal of or interest, if any, on any notes of such series payable in any currency other than that stated in the notes;
•
make any change to the indenture regarding the waiver of past defaults, the rights of holders of notes of such series to institute suit for the enforcement of any payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date) and the limitations on amendments and waivers to the indenture; or

•	reduce any premium payable upon the redemption thereof.
We may, but will not be obligated to, set a record date for the purpose of determining the identity of holders of notes of a series entitled to consent to any supplement, amendment or waiver permitted by the indenture or for purposes of determining the holders of notes of such series entitled to join in the giving or making of any notice of default, any declaration of acceleration, any request to institute proceedings or any other similar direction.
Concerning the Trustee
We will be required to file annually with the Trustee a statement of an officer as to the fulfillment of our obligations under the indenture during the preceding year. The Trustee’s current address is 225 W. Station Square Drive, Suite 380, Pittsburgh, Pennsylvania 15219. The Trustee is one of a number of banks with which we maintain ordinary banking relationships.
The TIA limits the rights of the Trustee, if the Trustee becomes a creditor of ours to obtain payment of claims or to realize on property received by it in respect of those claims, as security or otherwise. The Trustee is permitted to engage in other transactions with us and our Subsidiaries from time to time. However, if the Trustee acquires any conflicting interest, it must eliminate the conflict upon the occurrence of an Event of Default or resign as trustee.
The holders of a majority in principal amount of the then outstanding notes of a series may direct the time, method and place of conducting any proceeding for exercising any remedy with respect to the notes of such series available to the Trustee.
If an Event of Default occurs and is continuing, the Trustee will be required to use the degree of care and skill of a prudent Person in the conduct of his own affairs.
Certain Definitions
“Affiliated Party” means, with respect to any natural Person, (A) any other Person for which such natural Person (or such natural Person’s estate) has dispositive or voting power with respect to any of the Company’s Voting Stock held by such other Person; (B) any trust the beneficiaries of which consist solely of such natural Person, any Immediate Family Member of such natural Person or any Person described in clause (A); (C) the trustees, legal representatives, beneficiaries or beneficial owners (in each case, solely in such capacity and not in their individual or other capacities) of any such Person referred to in clause (A) or (B); (D) the estates of such natural Person (it being understood, for the avoidance of doubt, that this clause (D) will not include any Person to whom any securities are transferred from any such estate); and (E) the Immediate Family Members of such natural Person.
“Below Investment Grade Rating Event” means the rating on the notes of a series is lowered by both Rating Agencies and the notes of such series are rated below an Investment Grade Rating by both of the Rating Agencies, in each case, on any date from the date of the public notice of the occurrence of a Change of Control or our intention to effect a Change of Control until the end of the 60-day period following public notice of the occurrence of the Change of Control (which 60-day period shall be extended so long as the rating of the notes of such series is under publicly announced consideration for possible downgrade by any of the Rating Agencies (the “Relevant Period”)); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply either (1) did not reduce the ratings of the notes of such series during the Relevant Period or (2) do not announce or publicly confirm that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).
“Capital Stock” means:
(a)	in the case of a corporation, corporate stock;
(b)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;
(c)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and
(d)
any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of DICK’S Sporting Goods and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to us or one or more of our Subsidiaries; or (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), including any group defined as a person for the purpose of Section 13(d)(3) of the Exchange Act, other than the (x) Company or any of its Subsidiaries, (y) any Permitted Person or (z) any employee benefit plan of any such person or any of its Subsidiaries and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan, becomes the beneficial owner, directly or indirectly, of more than 50% of the voting power of all of the Company’s Voting Stock; provided, however, that a person shall not be deemed the beneficial owner of, or to own beneficially, (A) any securities tendered pursuant to a tender or exchange offer made by or on behalf of such person or any of such person’s affiliates until such tendered securities are accepted for purchase or exchange thereunder, or (B) any securities if such beneficial ownership (i) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act, and (ii) is not also then reportable on Schedule 13D (or any successor schedule) under the Exchange Act. Notwithstanding the foregoing, a transaction will not be considered to be a Change of Control if (A) we become a direct or indirect wholly owned subsidiary of another person and (B) either (i) the shares of the Company’s Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of such person immediately after giving effect to such transaction or (ii) immediately following such transaction, no person (other than a person satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly of more than 50% of the voting power of all of the Voting Stock of such person.
“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event with respect to the notes of a series.
“Commission” means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act or, if at any time after the execution of the indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.
“Consolidated Net Tangible Assets” means DICK’S Sporting Goods and its consolidated Subsidiaries’ total assets, less net goodwill and other intangible assets, less total current liabilities, in each case, as reflected on our consolidated balance sheet prepared as at the end of the most recently completed fiscal quarter in respect of which we have filed financial statements with the Commission (or, if we are not required to so file, the most recently completed fiscal quarter in respect we have prepared financial statements). The calculation of Consolidated Net Tangible Assets shall give pro forma effect to any acquisition by or disposition of assets of the Company or any of its consolidated Subsidiaries involving the payment or receipt by the Company or any of its consolidated Subsidiaries, as applicable, of consideration (whether in the form of cash or fair market value (as determined by the Company) of non-cash consideration) in excess of $500,000,000 that has occurred since the applicable balance sheet date.
“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.
“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time.
“Immediate Family Member” means, with respect to any specified natural Person, any other natural Person that has any relationship to such specified natural Person by blood, marriage or adoption that is not more remote than first cousin.
“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies.
“Issue Date” means September 25, 2026.
“Moody’s” means Moody’s Investors Service, Inc., or any successor to the rating agency business thereof.
“Permitted Person” means (A) any of Edward W. Stack and his Affiliated Parties; and (B) any “group” within the meaning of Section 13(d) of the Exchange Act of which any of the Persons described in clause (A) are members provided that without giving effect to the existence of such group or any other group, any of the Persons described in clause (A), collectively, beneficially own Voting Stock of the Company representing 50% or more of the total voting power of the Voting Stock of the Company then held by such group.
“Person” means any individual, partnership, corporation, limited liability company, joint stock company, business trust, trust, unincorporated association, joint venture or other entity, or a government or political subdivision or agency thereof.
“Rating Agencies” means (1) each of Moody’s and S&P; and (2) if either Moody’s or S&P ceases to rate the notes of a series or fails to make a rating of the notes of a series publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” registered under Section 15E of the Exchange Act, selected by us as a replacement agency for Moody’s or S&P, or both of them, as the case may be.
“Remaining Scheduled Payments” means, with respect to any note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date if such note matured on the Applicable Par Call Date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to, but excluding, such redemption date.
“S&P” means S&P Global Ratings, a division of S&P Global Inc., or any successor to the rating agency business thereof.
“Significant Subsidiary” means any Subsidiary of the Company which had (as of the end of the most recently completed fiscal year in respect of which we have filed financial statements with the Commission (or, if we are not required to so file, the most recently completed fiscal year in respect we have prepared financial statements)) total assets (after intercompany eliminations) exceeding 10% of the total assets of the Company and its Subsidiaries as reflected on our consolidated balance sheet prepared as at the end of a fiscal year in accordance with GAAP which we shall have most recently filed with the Commission (or, if we are not required to so file, as reflected on our most recent consolidated balance sheet prepared as at the end of a fiscal year in accordance with GAAP); provided that a Subsidiary will in no event constitute a Significant Subsidiary if such Subsidiary (a) neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States, (b) is organized in any jurisdiction other than under the laws of the United States, any state thereof or the District of Columbia (any such Person described in this clause (b), a

“foreign subsidiary”), (c) is a Person all or substantially all of whose assets consist of the Capital Stock of one or more Subsidiaries of the Company which are foreign subsidiaries or (d) a majority of whose Voting Stock is owned directly or indirectly by one or more Subsidiaries of the Company which are foreign subsidiaries.
“Subsidiary” of any specified Person means any corporation, association or other business entity of which more than 50% of the total voting power of the Voting Stock thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof.
“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote generally in the election of the board of directors or managers of such Person (or if such Person is a partnership, the board of directors or other governing body of the general partner of such Person).
Governing Law
The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

BOOK-ENTRY; DELIVERY AND FORM
The notes of each series initially will be represented by one or more global certificates in definitive, fully registered form (the “Global Notes”). The Global Notes will be deposited upon issuance with The Depository Trust Company, New York, New York (“DTC”), and registered in the name of a nominee of DTC.
The Global Notes
DTC has advised us that pursuant to procedures established by it (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.
So long as DTC, or its nominee, is the registered owner or holder of the notes of a series, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes of such series represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes of such series.
Payments of the principal of, premium, if any, and interest on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Notes. None of we, the trustee or any paying agent under the indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.
DTC has advised us that its present practice is, upon receipt of any payment of principal, premium, if any, and interest on the Global Notes, to credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC. Payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.
Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a Global Note in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.
DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the Global Notes for certificated securities, which it will distribute to its participants.
DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).
Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
Clearstream. Clearstream Banking S.A. (“Clearstream”) is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute.
Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.
Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures to the extent received by DTC for Clearstream.
Euroclear. Euroclear System (“Euroclear”) was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”).
All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.
The Euroclear Operator is regulated and examined by the Belgian Banking Commission.
Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the notes sold outside of the United States and cross-market transfers of the notes associated with secondary market trading.
Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.
Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC. When notes are to be transferred from the account of a DTC participant to the account of a Clearstream Participant or a Euroclear Participant, the purchaser must send instructions to Clearstream or

Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the notes will appear on the next day (European time).
Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Clearstream Participants or Euroclear Participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.
When a Clearstream Participant or Euroclear Participant wishes to transfer notes to a DTC participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Clearstream Participant or Euroclear Participant the following day, with the proceeds back valued to the value date, which would be the preceding day, when settlement occurs in New York. If settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream Participant or Euroclear Participant’s account will instead be valued as of the actual settlement date.
You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream and Euroclear on the days when those clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States.
Certificated Securities
A beneficial interest in a Global Note is exchangeable for certificated securities of the same series if:
•
DTC (i) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (ii) has ceased to be a Clearing Agency registered under the Exchange Act and, in either case, a successor depositary is not appointed by us within 120 days;

•	we, at our option, deliver to the trustee an officer’s certificate stating that the Global Note shall be so exchangeable; or
•
an Event of Default with respect to the notes of a series represented by the Global Notes has occurred and is continuing and DTC notifies the Trustee of its decision to exchange the Global Note for certificated securities.

A beneficial interest in a Global Note that can be exchanged as described in the preceding sentence will be exchanged for certificated securities issued of the same series and in authorized denominations in registered form for the same aggregate amount. The certificated securities will be registered in such names and in such authorized denominations as DTC, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a general discussion of certain U.S. federal income tax considerations relating to an investment in the notes by U.S. Holders and Non-U.S. Holders (each as defined below) who acquire the notes in this offering at the offering price indicated on the cover page of this prospectus supplement and hold them as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address tax consequences relevant to subsequent purchasers of the notes. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, judicial decisions, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly on a retroactive basis).
This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances or the U.S. federal income tax consequences applicable to investors subject to special treatment under U.S. federal income tax laws (such as, for example, banks and other financial institutions, insurance companies, broker dealers, traders in securities that elect to use a mark-to-market method of accounting for tax purposes, real estate investment trusts, regulated investment companies, tax-exempt entities, persons who hold notes as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction or risk reduction transaction, persons liable for any alternative minimum tax, retirement plans, individual retirement accounts or other tax-deferred accounts, U.S. expatriates, controlled foreign corporations, passive foreign investment companies, holders that are required to accelerate the recognition of any item of gross income with respect to a note as a result of such income being recognized on an “applicable financial statement,” U.S. Holders whose “functional currency” is not the U.S. dollar, subchapter S corporations, or persons that are, or hold their notes through, partnerships or other pass-through entities). This discussion does not address the tax consequences of the ownership and disposition of the notes arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or any considerations with respect to the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered in connection therewith). This discussion also does not address any non-U.S., state or local tax considerations, or any U.S. federal tax considerations other than U.S. federal income tax considerations. We have not sought, and will not seek, any ruling from the IRS with respect to the statements made and the conclusions reached in this summary. Accordingly, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.
THIS DISCUSSION IS FOR GENRAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO AN INVESTMENT IN THE NOTES. EACH PROSPECTIVE PURCHASER OF THE NOTES SHOULD CONSULT ITS TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING WITH RESPECT TO THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL OR NON-U.S. TAX LAWS OR ANY TAX TREATY, AND ANY CHANGES (OR PROPOSED CHANGES) IN TAX LAWS OR INTERPRETATIONS THEREOF.
A “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation (or entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust, (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of a note, other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a note, the U.S. federal income tax treatment of such partnership and its partners generally will depend upon the status of the partner and the activities of the partnership. Partnerships holding a note and their partners should consult their tax advisors concerning the U.S. federal income and other tax consequences of making an investment in the notes.
The terms of the notes provide for payments by us in excess of stated interest or principal, or prior to their scheduled payment dates, under certain circumstances. The possibility of such payments may implicate special rules under U.S. Treasury regulations governing “contingent payment debt instruments.” According to those Treasury regulations, the possibility that such payments of excess or accelerated amounts will be made will be disregarded if there is only a remote or incidental chance as of the date the notes are issued that such payments will be made. We intend to take the position that the likelihood that such payments will be made is remote or incidental within the meaning of the applicable Treasury regulations. Our position that these contingencies are remote or incidental is binding on a holder of the notes unless such holder discloses its contrary position to the IRS in the manner required by applicable Treasury regulations. Our position is not, however, binding on the IRS, and if the IRS were to challenge this position successfully, a holder of the notes might be required to, among other things, accrue interest income based on a projected payment schedule and comparable yield, which may be in excess of stated interest, and treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note. In the event a contingency described above occurs, it could affect the amount, timing and character of the income or loss recognized by a holder. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments.
It is anticipated, and the following discussion assumes, that the notes will not be treated as issued with “original issue discount” for U.S. federal income tax purposes.
U.S. Holders
Interest
Interest on a note generally will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.
Sale, Exchange, Retirement or Other Taxable Disposition of a Note
A U.S. Holder generally will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a note equal to the difference, if any, between (a) the sum of the cash and the fair market value of any property received on such disposition (other than amounts properly attributable to accrued but unpaid interest, which amounts will be treated as interest income as described above under “—Interest”) and (b) such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be equal to the amount that such U.S. Holder paid for the note. Any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss, if, at the time of such disposition, the U.S. Holder will have held the note for a period of more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
Backup Withholding and Information Reporting
In general, a U.S. Holder will be subject to U.S. federal backup withholding (currently, at a rate of 24%) on payments on the notes and the proceeds of a sale or other taxable disposition of the notes if such holder fails to provide its correct taxpayer identification number to the applicable withholding agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner. U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding, and the procedures for establishing such exemption, if applicable.

Non-U.S. Holders
Interest
Subject to the discussion below under “—Backup Withholding and Information Reporting,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on interest paid or accrued on a note, provided that:
(i)	the interest is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States;
(ii)
the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the Code; and

(iii)
either (a) the Non-U.S. Holder provides the applicable withholding agent with a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or other appropriate documentation as provided for in Treasury Regulations, certifying that it is not a U.S. person, or (b) a financial institution that holds the notes on behalf of the Non-U.S. Holder certifies to the applicable withholding agent, under penalties of perjury, that it has received such properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or other appropriate documentation as provided for in Treasury Regulations, from the Non-U.S. Holder or an intermediate financial institution and provides the applicable withholding agent with a copy thereof.

If a Non-U.S. Holder does not satisfy the requirements described above, and does not establish that the interest is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (as discussed below), interest paid on the notes generally will be subject to U.S. federal withholding tax at a rate of 30%. Such Non-U.S. Holder may be entitled to the benefits of an income tax treaty under which interest on the notes is exempt from or subject to a reduced rate of U.S. federal withholding tax, provided that a properly completed and executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) claiming the exemption from or reduction in withholding is furnished to the applicable withholding agent and any other applicable procedures are complied with. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the requirements for claiming any such benefits.
Sale, Exchange, Retirement or Other Taxable Disposition of a Note
Subject to the discussion below under “—Backup Withholding and Information Reporting,” any gain realized by a Non-U.S. Holder on the sale, exchange or other taxable disposition (including a retirement or redemption) of a note (other than amounts properly attributable to accrued and unpaid interest, which will generally be treated as described above under “—Interest”) generally will be exempt from U.S. federal income and withholding tax unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States (and, if an income tax treaty so requires, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied.
In the case described above in clause (i), see the discussion below under “—Effectively Connected Income.” In the case described above in clause (ii), the Non-U.S. Holder generally will be subject to 30% tax (or lower rate specified by an applicable income tax treaty) on any capital gain recognized on the disposition of the notes, which gain may be offset by certain United States source capital losses.
Effectively Connected Income
If the interest or gain recognized on a note is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States (and, if an income tax treaty so requires, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), such interest or gain will be subject to U.S. federal income tax on a net basis at the rates generally applicable to U.S. persons. In addition, if such Non-U.S. Holder is a foreign corporation, such Non-U.S. Holder also may be subject to a “branch profits tax” equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. Any such effectively connected interest will not be subject to the U.S. federal withholding tax discussed above under “—Payments of Interest” if the Non-U.S. Holder provides the applicable withholding agent with a properly completed and executed IRS Form W-8ECI.
Backup Withholding and Information Reporting
Payments of interest, and proceeds of a sale or other taxable disposition of the notes, to a Non-U.S. Holder may be subject to information reporting and U.S. federal backup withholding (currently, at a rate of 24%) unless such Non-U.S. Holder provides the certification described above under either “—Payments of Interest” or “—Effectively Connected Income,” as applicable, or otherwise establishes an exemption. Backup withholding is not an additional tax and may be refunded or allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability (if any), provided that the required information is furnished to the IRS in a timely manner. In addition, the applicable withholding agent generally will be required to file information returns with the IRS reporting interest payments on the notes to Non-U.S. Holders, even if the Non-U.S. Holder provides the certification described above. Copies of the information returns may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

UNDERWRITING
BofA Securities, Inc., PNC Capital Markets LLC and Wells Fargo Securities, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a firm commitment underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of notes set forth opposite its name below:

Underwriters	Principal Amount of 2036 Notes	Principal Amount of 2056 Notes
BofA Securities, Inc.	$120,000,000	$180,000,000
Wells Fargo Securities, LLC	$92,000,000	$138,000,000
PNC Capital Markets LLC	$64,000,000	$96,000,000
U.S. Bancorp Investments, Inc.	$40,000,000	$60,000,000
Goldman Sachs & Co. LLC	$20,000,000	$30,000,000
TD Securities (USA) LLC	$20,000,000	$30,000,000
Truist Securities, Inc.	$20,000,000	$30,000,000
Capital One Securities, Inc.	$16,000,000	$24,000,000
Citizens JMP Securities, LLC	$4,000,000	$6,000,000
HSBC Securities (USA) Inc.	$4,000,000	$6,000,000
Total	$400,000,000	$600,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.
We have agreed to indemnify the underwriters and their control persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commission and Discount
The following table shows the underwriting discount to be paid by us in connection with this offering.

Paid By Us
Per 2036 Note	0.650%
Per 2056 Note	0.875%

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.400% of the principal amount of the 2036 Notes and not in excess of 0.500% of the principal amount of the 2056 Notes. Any underwriter may allow, and any such dealer may allow, a concession not in excess of 0.250% of the principal amount of the 2036 Notes and not in excess of 0.350% of the principal amount of the 2056 Notes, to certain other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The expenses of the offering, not including the underwriting discount, are estimated at $2.9 million and are payable by us.

New Issue of Notes
The notes of such series are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering prices, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.
Settlement
We expect that delivery of the notes will be made to investors on or about September 25, 2026, which will be the third business day following the date of this prospectus supplement (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade such notes more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.
Short Positions
In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the prices of the notes may be higher than the prices that might otherwise exist in the open market.
Neither we, the Trustee nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the notes. In addition, neither we, the Trustee nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Other Relationships
The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under the Revolving Credit

Facility. In addition, if any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes. Any such credit default swaps or short positions could adversely affect future trading prices of the notes. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. In addition, U.S. Bancorp Investments, Inc., one of the underwriters, is an affiliate of the Trustee under the indenture governing the notes.
Notice to Prospective Investors in the European Economic Area
The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, (a) the expression “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes so as to enable an investor to decide to purchase or subscribe for the notes. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
Notice to Prospective Investors in the United Kingdom
The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, (a) the expression “retail investor” means a person who is neither: (i) a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); nor (ii) a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes so as to enable an investor to decide to purchase or subscribe for the notes. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.
Notice to Prospective Investors in Switzerland
This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the notes.
The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has been or will be made to admit the notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the notes constitutes a prospectus pursuant to the FinSA, and neither this prospectus supplement nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.
Notice to Prospective Investors in Canada
The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in Hong Kong
The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation, or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Notice to Prospective Investors in Japan
The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations, and ministerial guidelines of Japan.
Notice to Prospective Investors in Singapore
This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

LEGAL MATTERS
Certain legal matters in connection with the offering of the notes will be passed upon for DICK’S Sporting Goods by Wachtell, Lipton, Rosen & Katz, New York, New York, and for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS
DICK’S Sporting Goods
The consolidated financial statements of DICK’S Sporting Goods, Inc. and its subsidiaries as of January 31, 2026 and February 1, 2025, and for each of the three years in the three-year period ended January 31, 2026, incorporated by reference in this registration statement and management’s assessment of the effectiveness of DICK’S Sporting Goods, Inc.’s internal control over financial reporting incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended as of January 31, 2026, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference herein and upon the authority of said in reliance upon the reports of such firm given their authority as experts in accounting and auditing.
Foot Locker
The consolidated financial statements of Foot Locker, Inc. and its subsidiaries as of February 1, 2025 and February 3, 2024, and for each of the years in the three-year period ended February 1, 2025, and management's assessment of the effectiveness of Foot Locker, Inc.'s internal control over financial reporting as of February 1, 2025 incorporated by reference herein to the Form 8-K filed on September 8, 2025 (as amended by Form 8-K/A on September 18, 2025), and in the registration statement in reliance on the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC website at www.sec.gov. In addition, you may obtain free copies of the documents we file with the SEC, including any of the documents filed with the SEC and incorporated herein by reference, by going to our website at investors.dicks.com or by contacting our Investor Relations department at our office address listed above following our filing of any of these reports with the SEC. The information provided on, or accessible through, our internet website, other than copies of the documents listed below that have been filed with the SEC, is not part of this prospectus supplement and, therefore, is not incorporated herein by reference.
Statements contained in this prospectus supplement, or in any document incorporated by reference into this prospectus supplement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC.
The SEC allows us to “incorporate by reference” into this prospectus supplement documents that we file with the SEC including certain information required to be included in this prospectus supplement. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference into this prospectus supplement is considered to be a part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede that information. We incorporate by reference the documents and information filed with the SEC listed below.
•	Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed on March 27, 2026, other than the disclosure under the caption “Business Environment”;
•
Quarterly Reports on Form 10-Q for the fiscal quarters ended May 2, 2026 and August 1, 2026, filed on June 4, 2026 and September 3, 2026, respectively, in each case, other than the disclosure under the caption “Business Environment”;

•
Current Reports on Form 8-K filed on September 8, 2025 (as amended by Form 8-K/A on September 18, 2025), March 12, 2026 (Item 8.01 only), May 27, 2026 (Item 8.01 only), June 12, 2026, August 25, 2026 (Item 8.01 only) and September 21, 2026; and

•
Definitive Proxy Statement on Schedule 14A, filed on May 1, 2026 (solely to the extent specifically incorporated by reference into DICK’S’ Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed on March 27, 2026).

Notwithstanding the foregoing, information furnished by us on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this prospectus supplement.
We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the filing of this registration statement and before we have terminated the offering. Our subsequent filings with the SEC will automatically update and supersede information in this prospectus supplement.
We have not, and the underwriters have not, authorized any person to provide you with any information other than that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and any free writing prospectus prepared by or on behalf of us. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference is accurate only as of the respective dates of those documents in which the information is contained. Our business, financial condition, results of operations, and prospects may have changed since those dates.

PROSPECTUS

DICK’S Sporting Goods, Inc.
Common Stock
Preferred Stock
Debt Securities
Warrants
Rights
Purchase Contracts
Units
From time to time, we or certain selling securityholders may offer and sell the securities described in this prospectus separately or together in any combination, in one or more classes or series, in amounts, at prices and on terms that we will determine at the time of the offering.
We will provide the specific terms of these offerings and securities in supplements to this prospectus. The supplements may also add, update or change information in this prospectus with respect to that offering. You should read carefully this prospectus, the information incorporated by reference in this prospectus, any prospectus supplement and any free writing prospectus before you invest. This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.
Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described under “Risk Factors” on page 8 of this prospectus and those included under the same title in the applicable prospectus supplement and under similar headings in our filings with the U.S. Securities and Exchange Commission (the “SEC”) that are incorporated by reference herein.
Our common stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “DKS.”
We may offer and sell the securities directly, through agents we select from time to time or to or through underwriters or dealers we select, or through a combination of these methods. In addition, certain selling securityholders may offer and sell our securities from time to time, together or separately. We will provide specific information about any selling securityholders in one or more prospectus supplements. If we or the selling securityholders use any agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement. The price to the public of those securities and the net proceeds we or any selling securityholders expect to receive from that sale will also be set forth in a prospectus supplement.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is September 21, 2026.

i

ABOUT THIS PROSPECTUS
This prospectus is part of an “automatic shelf” registration statement that we filed with the SEC as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), using a “shelf” registration process.
Under this shelf registration process, we are registering an unspecified amount of each class of the securities described in this prospectus, and we may offer and sell any combination of the securities described in this prospectus in one or more offerings from time to time. This prospectus provides you with a general description of the securities we or any selling securityholder may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the securities being offered and the terms of that offering. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. To the extent that this prospectus is used by any securityholder to resell any securities, information with respect to the securityholder and the terms of the securities being offered will be contained in a prospectus supplement. Any prospectus supplement may also add, update or change information contained in this prospectus or in documents we have incorporated by reference into this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement or free writing prospectus, you should rely on the information in the applicable prospectus supplement or free writing prospectus. Please carefully read both this prospectus and the applicable prospectus supplement and any applicable free writing prospectus, together with the documents incorporated by reference into this prospectus described below under the heading “Where You Can Find More Information,” before making a decision to purchase any of our securities.
You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement or free writing prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should assume that the information in this prospectus or any accompanying prospectus supplement or free writing prospectus is accurate only as of the date on its respective cover and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition and results of operations may have changed since that date.
As used in this prospectus, unless otherwise indicated or required by the context, the terms “DICK’S Sporting Goods, Inc.,” “DICK’S,” “Company,” “we,” “our” or “us” refer to DICK’S Sporting Goods, Inc. and its consolidated subsidiaries, and the term “Issuer” refers only to DICK’S Sporting Goods, Inc. and not to any of its subsidiaries. When we refer to “you,” we mean the holders of the applicable class or series of securities issued by DICK’S Sporting Goods, Inc.

WHERE YOU CAN FIND MORE INFORMATION
We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available on the SEC’s website at www.sec.gov and on the investor relations page of our website at https://investors.dicks.com. The reference to our website address does not constitute incorporation by reference of the information contained on our website.
This prospectus and any prospectus supplement are part of a registration statement on Form S-3 that we filed with the SEC and do not contain all of the information set forth in the registration statement. For further information with respect to us and the securities offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus or any prospectus supplement or any related free writing prospectus as to the contents of any contract, agreement or any other document referred to are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.
INCORPORATION BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to other documents separately filed with the SEC. This prospectus incorporates by reference the following documents DICK’S has filed with the SEC:
(a)	Annual Report on Form 10-K for the fiscal year ended January 31, 2026,, filed on March 27, 2026, other than the disclosure under the caption “Business Environment”;
(b)
Quarterly Reports on Form 10-Q for the fiscal quarters ended May 2, 2026 and August 1, 2026, filed on June 4, 2026 and September 3, 2026, respectively, in each case, other than the disclosure under the caption “Business Environment”;

(c)
Current Reports on Form 8-K filed on September 8, 2025 (as amended by Form 8-K/A on September 18, 2025), March 12, 2026 (Item 8.01 only), May 27, 2026 (Item 8.01 only), June 12, 2026, August 25, 2026 (Item 8.01 only) and September 21, 2026;

(d)
Definitive Proxy Statement on Schedule 14A, filed on May 1, 2026 (solely to the extent specifically incorporated by reference into DICK’S’ Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed on March 27, 2026); and

(e)
The description of DICK’S common stock which is contained in Exhibit 4.2 to DICK’S Annual Report on Form 10-K filed on March 27, 2026, including any amendment or report filed for the purpose of updating such description.

All documents that we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), before the termination of the offering shall be deemed incorporated by reference in this prospectus and to be part hereof from the date of the filing of such documents; except as to any portion of any document, portions of documents, exhibit or other information that is deemed to be furnished and not filed under such provisions.
Any statement contained in a document incorporated by reference or deemed incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

If requested, we will provide to each person, including any beneficial owners, to whom a prospectus is delivered, a copy of the reports and documents that have been incorporated by reference into this prospectus. Exhibits to the filings will not be sent unless those exhibits have been specifically incorporated by reference into such documents. To obtain a copy of these filings at no cost, you may make a request through the Investors section of our website or by writing or telephoning us at the following address or phone number:
DICK’S Sporting Goods, Inc.
Attention: Investor Relations
345 Court Street
Coraopolis, Pennsylvania 15108
Telephone: (724) 273-3400

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference into this prospectus and any prospectus supplement or free writing prospectus may contain forward-looking statements (including within the meaning of Section 21E of the Exchange Act, and Section 27A of the Securities Act) concerning DICK’S. These statements include, but are not limited to, statements that address our expected future business and financial performance and other statements identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words, phrases or expressions. These forward-looking statements provide current expectations of future events based on certain expectations and beliefs of DICK’S’ management, current information available to DICK’S’ management, and current market trends and market conditions, and involve risks and uncertainties that may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, we caution you not to place undue reliance on these statements.
Particular uncertainties that could materially affect future results include risks associated with:
•	our expectations regarding our comparable sales and earnings per share;
•
macroeconomic conditions, including inflationary pressures and elevated interest rates changes in consumer income and confidence, perception of global economic conditions, geopolitical conflicts and tensions, the threat or outbreak of further conflicts, war, terrorism or public unrest, and wage and unemployment levels;

•	intense competition in the sporting goods and retail industries, including competition for talent and the level of competitive promotional activity and technological innovation;
•
our dependence on consumer discretionary spending and ability to predict or effectively react to changes in consumer demand, preferences, fashion, cultural trends, lifestyle changes or shopping patterns;

•
our vertical brand offerings, including brand strategy and marketing, improved space in-store, expanding product categories, product safety and labeling, product liability and recalls, and specialty concept stores;

•
our investments in omni-channel growth, DICK’S Media Network, the integration of the Foot Locker Business or other business transformation initiatives may not produce the anticipated benefits within the expected time frame or at all;

•	our customer experiences and associated costs, innovation, liability, and competition associated with our specialty concept stores and vertical brands;
•	our ability to protect the reputation of our Company and our brands;
•	short-term impacts of our strategic plans and initiatives, or such plans and initiatives not achieving the desired results within the anticipated time frame or at all;
•	our ability to successfully grow our DICK’S House of Sport, DICK’S Field House and Golf Galaxy Performance Center stores and execute our overall real estate strategy for DICK’S and Foot Locker;
•	our brick-and-mortar retail stores, integration with our online presence and omni-channel shopping experience;
•	product cost and availability fluctuations due to a variety of factors;
•	risks and costs inherent with international operations, including the ability of the Foot Locker Business to expand its market share in international markets;
•	disruptions to our Customer Support Center and/or our global distribution and fulfillment networks and our ability to optimize our global distribution and fulfillment networks;
•	unauthorized use or disclosure of sensitive or confidential customer employee, vendor or Company information;
•
disruptions, delays, downtime or other problems with our information systems, including our eCommerce platform and GameChanger, caused by high volumes, design or implementation deficiencies, or platform enhancements as well as associated disruptions to our operations;

•	our ability to attract, train, engage and retain key employees, to implement effective succession planning strategies, and to adequately respond to teammate organizing efforts;
•	the impact of wage increases and other labor costs on our financial results;
•	weather-related risks and seasonal influences resulting from the overall seasonality of certain categories of our business;
•	our issuance of quarterly cash dividends and our share repurchases pursuant to our share repurchase programs, if any;
•	organized retail crime and our ability to effectively control expenses, manage inventory levels and protect against inventory shrink;
•	our ability to meet market expectations and the historical and possible future impacts on the price of our common stock;
•	the influence and control of the holders of our Class B common stock, whose interests may differ from those of our other stockholders;
•	our charter’s current anti-takeover provisions, which could prevent or delay a change in control of the Company;
•	our dependence on key suppliers, distributors and manufacturers to provide sufficient quantities of quality products in a timely fashion;
•	vendors selling their products directly to consumers through broadened or alternative distribution channels;
•	potential impacts from changes in corporate tax rates or other changes in applicable tax laws, regulations, and treaties and their interpretation and application;
•	risks and costs relating to changing global laws, rules, regulations, interpretations and other guidance affecting our business;
•	product safety and labeling concerns;
•	compliance and litigation risks for which we may not have sufficient insurance or other coverage;
•	our ability to secure and protect our intellectual property and defend claims of intellectual property infringement, including with respect to our vertical brands;
•	the effects of the performance of professional sports teams within our core regions of operations and other factors relating to professional sports leagues and key athletes;
•	the impact of evolving environmental, social and governance standards, regulatory requirements, stakeholder expectations and related political and social dynamics;
•
risks related to the acquisition of Foot Locker, including effective integration of the Foot Locker business, and our pursuit of other strategic alliances, acquisitions or investments, that may involve certain timing and cost considerations, the potential failure to produce anticipated results, or inability to successfully integrate;

•	obligations and other provisions related to our indebtedness, including our senior notes due 2029, 2032 and 2052;
•	changes in the value or liquidity of the securities and other investments we hold and risks associated with our limited degree of control over certain strategic minority investments;
•	the sufficiency of our cash flow;
•	projections of our future profitability;
•	the availability of adequate capital; and
•	our future results of operations and financial condition.
All forward-looking statements are qualified in their entirety by reference to the factors discussed under the heading “Risk Factors” in this prospectus and under similar headings in our other filings with the SEC that are incorporated by reference in this prospectus. We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus or incorporated by reference into this prospectus may not in fact occur. We undertake no intent or obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

DICK’S SPORTING GOODS, INC.
DICK’S Sporting Goods, Inc., a Delaware corporation, is a leading global sports retailer offering an extensive assortment of authentic, high-quality sports equipment, apparel, footwear and accessories. Our banners include DICK’S Sporting Goods, Golf Galaxy, Public Lands and Going Going Gone! stores in addition to the experiential retail concepts DICK’S House of Sport and Golf Galaxy Performance Center which are all located across the United States. Additionally, as owner and operator of Foot Locker, which includes Foot Locker, Kids Foot Locker, Champs Sports, WSS and atmos banners, we serve the global sneaker community across North America, Europe, Asia and Australia, plus a licensed store presence in Europe, the Middle East and Asia. We also own and operate GameChanger, a youth sports mobile platform for live streaming, scheduling, communications and scorekeeping.
We were founded in 1948 in New York under the name Dick’s Clothing and Sporting Goods, Inc. when Richard “Dick” Stack, the father of Edward W. Stack, our Executive Chairman, opened his original bait and tackle store in Binghamton, New York. Edward W. Stack joined his father’s business full-time in 1977 and in 1984 became President and Chief Executive Officer of the then two-store chain. In April 1999, we changed our name to DICK’S Sporting Goods, Inc.
Our executive office is located at 345 Court Street, Coraopolis, Pennsylvania 15108 and our phone number is (724) 273-3400. Our common stock trades on the New York Stock Exchange under the symbol “DKS”. Our website is located at www.dicks.com. The reference to our website address does not constitute incorporation by reference of the information contained on our website. We include on the investor relations portion of our website, free of charge, copies of our Annual and Quarterly Reports on Forms 10-K and 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after their submission. See “Where You Can Find More Information.”

RISK FACTORS
Investing in our securities involves risks. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under “Special Note Regarding Forward-Looking Statements,” you should carefully consider the specific risks set forth under the caption “Risk Factors” in any applicable prospectus supplement or free writing prospectus and under similar headings in our filings with the SEC that are incorporated by reference herein and/or included in any prospectus supplement, before making an investment decision. Additionally, the risks and uncertainties discussed in this prospectus or any prospectus supplement or in any document incorporated by reference into this prospectus are not the only risks and uncertainties that we face, and our business, financial condition, liquidity and results of operations and the market price of any securities we may sell could be materially adversely affected by other matters that are not known to us or that we currently do not consider to be material.

USE OF PROCEEDS
Unless otherwise provided in a prospectus supplement, we intend to use the net proceeds from the sale of our securities under this prospectus and any applicable prospectus supplement for general corporate purposes, which may include but are not limited to financing our operations, repayment of debt, repurchases of shares of our common stock and future business acquisitions. Unless otherwise provided in a prospectus supplement, we will not receive any of the proceeds from sales of securities by selling securityholders, if any.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the common stock and preferred stock that we may offer under this prospectus. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Restated Certificate of Incorporation”) and the Company’s Second Amended and Restated Bylaws (the “Bylaws”), both of which have been publicly filed with the SEC, as well as applicable provisions of law. The terms of our common stock and any preferred stock we may offer may also be affected by the General Corporation Law of the State of Delaware (the “DGCL”). As used in this section only, “DICK’S,” “DICK’S Sporting Goods, Inc.,” “Company,” “we,” “our” or “us” refer to DICK’S Sporting Goods, Inc., excluding our subsidiaries, unless expressly stated or the context otherwise requires.
Authorized Capital Stock
The Company’s authorized capital stock consists of (i) 200,000,000 shares of Class B common stock, par value $0.01 per share, (ii) 1,000,000,000 shares of common stock, par value $0.01 per share, and (iii) 5,000,000 shares of preferred stock, par value $0.01 per share. All outstanding shares of capital stock are fully paid and non-assessable.
Description of Common Stock
Voting Rights. Each share of our common stock entitles the holder to one vote per share, and each share of our Class B common stock entitles the holder to 10 votes per share, on all matters submitted to a vote of the stockholders, including the election of directors. Holders of our common stock and Class B common stock otherwise have identical rights. Stockholders do not have cumulative voting rights. Holders of common stock and Class B common stock (or, if any holders of shares of preferred stock are entitled to vote together with the holders of the common stock and Class B common stock, as a single class with such holders of shares of preferred stock) vote together as a single class on all matters presented to the stockholders for their vote or approval, except as may be required by Delaware law. At all elections of directors, each director shall be elected by receiving a plurality of the votes cast. At all meetings of the stockholders at which a quorum is present, all other matters shall be decided by the affirmative vote of a majority of the votes cast, present in person or represented by proxy at the meeting and entitled to vote on the matter, unless the question is one upon which, by provision of applicable law or of the Restated Certificate of Incorporation or the Bylaws, a different vote is required. In that case, such express provision shall govern and control the decision of such question.
Removal of Directors. For as long as any shares of Class B common stock are outstanding, directors elected by the common stockholders may be removed with or without cause by the affirmative vote of the holders of shares of our capital stock representing the majority of the votes entitled to be cast at a meeting of the stockholders to elect directors. The right to remove directors without cause expires if there are no shares of Class B common stock outstanding.
Action by Written Consent. For as long as any shares of Class B common stock are outstanding, any action that can be taken at a meeting of our stockholders may be taken by written consent in lieu of the meeting if we receive consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present. This could permit the holders of our Class B common stock to take all actions required to be taken by the stockholders without providing the other stockholders the opportunity to make nominations or raise other matters at a meeting. The right to take action by less than unanimous written consent expires if there are no shares of Class B common stock outstanding.
Conversion. Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of common stock. Each share of Class B common stock shall convert automatically into one share of common stock upon any transfer of beneficial ownership to any persons other than to the following:
•
the Stack Family (as defined in the Restated Certificate of Incorporation), their respective spouses (either former or current), and the estate, guardian, conservator or committee for any member of the Stack Family;

•	any descendant of any member of the Stack Family (referred to as a “Stack Descendant”) and their respective spouses (either former or current), estates, guardians, conservators or committees;

•	any Stack Family Controlled Entity; and
•	any trustees, in their respective capacities as such, of any Stack Family Controlled Trust.
A Stack Family Controlled Entity is (i) any not-for-profit corporation if at least a majority of its board of directors is composed of Stack Family members and/or Stack Descendants; (ii) any other corporation if at least 80% of the value of its outstanding equity is owned by Stack Family members and/or Stack Descendants or their respective spouses (either former or current) or Stack Family Controlled Trusts; (iii) any partnership if at least 80% of the value of its partnership interests are owned by Stack Family members and/or Stack Descendants or their respective spouses (either former or current) or Stack Family Controlled Trusts; and (iv) any limited liability or similar company if at least 80% of the value of the company is owned by Stack Family members and/or Stack Descendants or their respective spouses (either former or current) or Stack Family Controlled Trusts. A Stack Family Controlled Trust is any trust the primary beneficiaries of which are members of the Stack Family, Stack Descendants, spouses of Stack Descendants and their respective estates, guardians, conservators or committees and/or charitable organizations which if the trust is a wholly charitable trust, at least 80% of the trustees of such trust consist of Stack Family members and/or Stack Descendants. Each of the above-specified persons may also be referred to as a “Class B Permitted Holder.”
Each share of Class B common stock also converts automatically into one share of common stock if (i) a person ceases to be a Class B Permitted Holder, other than upon the pledge of such person’s shares of Class B common stock to a financial institution or (ii) on the record date for any meeting of our stockholders, the aggregate number of shares of Class B common stock beneficially owned by the Stack Family, Stack Descendants, Stack Family Controlled Entities and Stack Family Controlled Trusts is less than 4,000,000 shares of Class B common stock (as appropriately adjusted for any further future stock splits, dividends, reclassifications, recapitalizations, reverse stock splits or other similar transactions).
The Company will at all times reserve and keep available out of its authorized but unissued shares of common stock, solely for the purpose of issuance upon conversion of the outstanding shares of Class B common stock, such number of shares of common stock that shall be issuable upon the conversion of all such outstanding shares of Class B common stock; however, the Company is not precluded from satisfying this obligation by delivery of purchased shares of common stock held as treasury shares. If any shares of common stock require registration with or approval of any governmental authority under any federal or state law before such shares of common stock may be issued upon conversion, we must cause such shares to be registered or approved, as the case may be, and use our best efforts to list the shares to be delivered upon conversion prior to such delivery upon each national securities exchange upon which the outstanding common stock is listed at the time of such delivery. Once the shares of the Class B common stock are converted into shares of common stock, the number of shares classified as Class B common stock will be reduced and may not be reissued and the number of common stock shall be increased on a one-for-one basis.
Restrictions on Additional Issuances and Transfer. No additional shares of Class B common stock or any securities exchangeable or exercisable into shares of Class B common stock may be issued or sold by us except (i) pursuant to stock options or awards made under any plan adopted by the board of directors (the “Board”) to provide additional incentives to our employees and non-employee directors; or (ii) in connection with a stock split or stock dividend or distribution on the Class B common stock in which the common stock is similarly split or receives a similar dividend or distribution. The Class B common stock is not registered under the federal securities laws. In addition, no Class B Permitted Holder may transfer shares of Class B common stock to another Class B Permitted Holder at a price greater than the then-current Market Price of the common stock, and any such transfer in violation of this restriction is void ab initio under our Restated Certificate of Incorporation.
Dividends. Subject to the preferences applicable to any preferred stock and the terms of the Class B common stock, holders of our common stock and Class B common stock are entitled to receive ratably dividends or distributions, if any, as may be declared by the Board out of legally available funds. We may not pay dividends or make distributions to any class of common stock unless we simultaneously make the same dividend or distribution to each outstanding share of common stock regardless of class. In the case of dividends or distributions payable in common stock or Class B common stock, including stock splits or divisions, only shares of common stock will be distributed with respect to common stock and only shares of Class B common stock will be distributed with respect to Class B common stock. Holders of common stock and Class B common stock are entitled to receive dividends at the same rate.

Merger and Reclassification. If we enter into any consolidation, merger, combination or other transaction in which shares of each class of common stock are exchanged for or changed into other stock or securities, cash and/or any other property, then the shares of each class of common stock will be exchanged for, or changed into, either (i) the same amount of stock, securities, cash and/or any other property, as the case may be, into which or for which each share of any other class of common stock is exchanged or changed, unless the shares of common stock are exchanged for, or changed into, shares of capital stock, in which case, the shares exchanged for, or changed into, may differ, but only to the extent that the common stock and the Class B common stock differ as provided in our Restated Certificate of Incorporation; or (ii) if holders of each class of common stock are to receive different distributions of stock, securities, cash and/or any other property, then an amount of stock, securities, cash and/or property having a value equal to the value per share of any other class of our common stock that was exchanged or changed as determined by an independent investment banking firm of national reputation selected by the Board.
None of the outstanding shares of the common stock or the Class B common stock may be subdivided or combined in any manner unless the shares of the other class are subdivided or combined proportionately.
Liquidation. In case of a liquidation, dissolution or winding up of the Company, the holders of common stock and Class B common stock treated as a single class will be entitled to share ratably in the net assets legally available for distribution to stockholders after payment of all of our liabilities and the liquidation preferences of any preferred stock then outstanding.
Preemptive and Redemption Rights. If we make an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock, other than Class B common stock, to all holders of a class of our common stock, we are required to make an identical offering to all holders of the other class of common stock unless the holders of the other class of common stock, voting as a separate class, determine that such offering need not be made to such class. All such options, rights or warrants offerings must offer the respective holders of the common stock and Class B common stock the right to subscribe at the same rate per share. Holders of common stock and Class B common stock do not have preemptive or subscription rights or conversion rights except as described above. There are no redemption or sinking fund provisions applicable to common stock or Class B common stock.
The rights, preferences and privileges of holders of the common stock and Class B common stock may be affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. No shares of preferred stock are currently outstanding.
Preferred Stock
Our Board has the authority, without further action by the stockholders, to issue from time to time shares of preferred stock in one or more series. The Board may fix the number of shares, designations, preferences, powers and other special rights of the preferred stock. The Board cannot create a series of preferred stock which has voting rights of more than one vote per share, or which has the right, as a class (or together with any classes of preferred stock), to elect a majority of the Board. The preferences, powers, rights and restrictions of different series of preferred stock may differ. Shares of the preferred stock of any series that have been redeemed or repurchased by us or that, if convertible or exchangeable, have been converted or exchanged in accordance with their terms, will be retired and may be reissued. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting, liquidation and dividend rights, of the holders of common stock. The issuance may also have the effect of delaying, deferring or preventing a change in control of the Company.
The redemption terms and any sinking fund provisions applicable to a series of preferred stock will be fixed by the Board and described in the applicable certificate of designations or the related prospectus supplement.
There is no restriction in our Restated Certificate of Incorporation on the repurchase or redemption by us of shares of preferred stock while there is any arrearage in the payment of dividends or sinking fund installments. Any such restrictions applicable to a particular series of preferred stock will be established by the Board and described in the applicable certificate of designations or the related prospectus supplement.
Indemnification of Directors and Officers
Our Restated Certificate of Incorporation and Bylaws provide that our former and current directors and officers and directors and officers of other entities who are or were serving at our request will be, and, at the discretion of the Board, non-officer employees and agents may be, indemnified by us, to the extent authorized by Delaware law, against all expenses and liabilities incurred in connection with such service for or on behalf of us, and further permits the advancing of expenses incurred in defense of claims.
Limitation of Liability
Under the terms of our Restated Certificate of Incorporation and as permitted by Delaware law, our directors and officers are not liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer, except liability for: (1) a breach of duty of loyalty to us or our stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) a director for dividend payments or stock repurchases or redemptions in violation of Delaware law, (4) any transaction in which a director or officer has derived an improper personal benefit, or (5) an officer in any action by or in right of the Company. If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of our directors or officers will be eliminated or limited to the fullest extent permitted by Delaware law, as amended.
We maintain directors’ and officers’ liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and we are not aware of any threatened litigation or proceeding, involving any director, officer, employee or agent where indemnification will be required or permitted under our Bylaws.
Listing
Our common stock is listed and principally traded on the New York Stock Exchange under the ticker symbol “DKS.”
Anti-Takeover Provisions
As long as shares of the Class B common stock remain outstanding, it would be very difficult to acquire control of us in an extraordinary corporate transaction, such as a merger, reorganization, tender offer, sale or transfer of substantially all of our assets, or liquidation, if the Class B common stockholders opposed this transaction. Similarly, the common stockholders will not be able to remove or replace the directors if the Class B common stockholders opposed this action.
Even if the Class B common stock were converted into common stock at a future date, provisions of Delaware law and our Restated Certificate of Incorporation and Bylaws could continue to make the following more difficult:
•	the acquisition of us by means of a merger;
•	the acquisition or transfer of substantially all of our assets;
•	the acquisition of us by means of a tender offer;
•	the acquisition of us by means of a proxy contest or otherwise;
•	a reorganization, liquidation or other extraordinary corporate transactions; or
•	the removal of our incumbent officers and directors.
In the event that none of the shares of Class B common stock are outstanding, these provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.
Annual Election of Directors. Prior to an amendment to our Restated Certificate of Incorporation in 2021, our Board was previously divided into three classes of directors serving staggered three-year terms. As a result of this amendment, commencing with the annual meeting of stockholders held in 2023, each director is elected annually for a one-year term and holds office until his or her term expires at the next annual meeting of stockholders and until his or her successor is duly elected and qualified, subject to earlier death, resignation or removal.

Amendment of the Restated Certificate of Incorporation. The rights of holders of our common stock and Class B common stock as set forth in our Restated Certificate of Incorporation may generally be modified by an amendment to our Restated Certificate of Incorporation, which requires approval by the affirmative vote of the holders of a majority of the voting power of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class (in addition to any class vote required by Delaware law). Because each share of Class B common stock is entitled to ten votes and each share of common stock is entitled to one vote, holders of Class B common stock hold a majority of the combined voting power and are able to control the outcome of any such amendment.
Removal of Directors. Under our Restated Certificate of Incorporation and Bylaws, if none of the shares of Class B common stock are outstanding, our directors may only be removed for cause. So long as any shares of Class B common stock are outstanding, any or all of the directors may be removed with or without cause by the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes entitled to be cast at a meeting of the stockholders to elect directors.
Stockholder Meetings. Under our Bylaws, only the Board by resolution adopted by the affirmative vote of a majority of the entire Board, the chairman of the board of directors or the chief executive officer may call special meetings of stockholders, other than special meetings of any class of common stock called by the holders of a majority of the shares of such class of common stock with respect to any matter as to which the holders of such class are entitled to vote as a separate class.
Requirements for Advance Notification of Stockholder Proposals and Director Nominations. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board. Among other requirements, a stockholder providing notice of a director nomination or stockholder proposal must disclose information that would be required to be disclosed in a Schedule 13D or amendment thereto if such a statement were required to be filed under the Exchange Act. Stockholders soliciting proxies from other stockholders must use a proxy card color other than white. Further, stockholder director nominees must complete written questionnaires and provide certain written representations and agreements. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.
Limited Rights to Action by Written Consent. Under our Restated Certificate of Incorporation, if none of the shares of our Class B common stock remain outstanding, stockholders may only take action at an annual or special meeting of stockholders or by the unanimous written consent of all stockholders and may not act by partial written consent. So long as there are shares of Class B common stock outstanding, the stockholders of the corporation entitled to take action on any matter may consent in writing to the taking of any such action without a meeting if the corporation receives consents signed by stockholders having the minimum number of votes that would be necessary to approve the action of a meeting at which all shares of stock entitled to vote on the matter were present.
No Cumulative Voting. Our Restated Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors.
Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for our Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.
Choice of Forum. Our Bylaws provide that, unless we consent to an alternative forum, the Delaware Court of Chancery (or other state court in Delaware, in the event the Court of Chancery lacked jurisdiction) would be the sole and exclusive forum for (1) any derivative litigation brought on behalf of the Company, (2) any action asserting breach of fiduciary duty against directors or officers or other employees of the Company, (3) any action against the Company or its officers or directors or other employees arising under the DGCL or the Bylaws or Restated Certificate of Incorporation, and (4) any action otherwise related to the “internal affairs” of the Company. The Bylaws further provide that, unless we consent to an alternative forum, the federal district courts of the United States would be the sole and exclusive forum for any claims under the Securities Act of 1933 related to any offering of the Company’s securities. It is possible that a court of law could rule that the choice of forum provisions contained in our Bylaws are inapplicable or unenforceable if they are challenged in a proceeding or otherwise.

DGCL Section 203
We have expressly determined not to be governed by Section 203 of the Delaware General Corporation Law.
Transfer Agent
The transfer agent for our common stock is Equiniti Trust Company, LLC.

DESCRIPTION OF DEBT SECURITIES
The description of our debt securities will be provided in a prospectus supplement. Each time we offer debt securities with this prospectus, the terms of that offering, including the specific amounts, prices and terms of the debt securities offered will be contained in the applicable prospectus supplement and other offering materials relating to such offering or in other filings we make with the SEC under the Exchange Act, which are incorporated by reference herein.

DESCRIPTION OF OTHER SECURITIES
We will set forth in the applicable prospectus supplement a description of any warrants, rights, purchase contracts or units issued by us that may be offered and sold pursuant to this prospectus.

SELLING SECURITYHOLDERS
Information about selling securityholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment or in filings we make with the SEC under the Exchange Act that are incorporated by reference.

PLAN OF DISTRIBUTION
We or any of the selling securityholders may sell the securities offered by this prospectus from time to time in one or more transactions, including without limitation:
•	to or through underwriters, brokers or dealers;
•	in short or long transactions;
•	through agents;
•
through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	directly to one or more purchasers;
•	through a combination of any of these methods of sale; or
•	through any other methods described in a prospectus supplement.
We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation, in the applicable prospectus supplement.

LEGAL MATTERS
Wachtell, Lipton, Rosen & Katz will pass upon certain legal matters relating to the issuance and sale of the securities offered hereby on behalf of DICK’S Sporting Goods, Inc. Additional legal matters may be passed upon for us, any selling securityholders or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS
DICK’S Sporting Goods
The consolidated financial statements of DICK’S Sporting Goods, Inc. and its subsidiaries as of January 31, 2026 and February 1, 2025, and for each of the three years in the three-year period ended January 31, 2026, incorporated by reference in this registration statement and management’s assessment of the effectiveness of DICK’S Sporting Goods, Inc.’s internal control over financial reporting incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended as of January 31, 2026, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference herein and upon the authority of said in reliance upon the reports of such firm given their authority as experts in accounting and auditing.
Foot Locker
The consolidated financial statements of Foot Locker, Inc. and its subsidiaries as of February 1, 2025 and February 3, 2024, and for each of the years in the three-year period ended February 1, 2025, and management's assessment of the effectiveness of Foot Locker, Inc.'s internal control over financial reporting as of February 1, 2025 incorporated by reference herein to the Form 8-K filed on September 8, 2025 (as amended by Form 8-K/A on September 18, 2025), and in the registration statement in reliance on the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting and auditing.

$1,000,000,000

DICK’S Sporting Goods, Inc.
6.200% Notes due 2036
6.900% Notes due 2056
PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

BofA Securities	Wells Fargo Securities	PNC Capital Markets LLC

US Bancorp	Goldman Sachs & Co. LLC

Senior Co-Managers

TD Securities	Truist Securities	Capital One Securities

Co-Managers

Citizens Capital Markets	HSBC

September 22, 2026